Exhibit 99.1

Yamana Gold Inc.

2017

Notice of Annual Meeting of Shareholders

Management Information Circular

Management Information Circular

Notice of 2017 annual meeting of shareholders		3

Message from the Chairman and Chief Executive Officer		4

1	About the shareholder meeting	6
	Voting	6
	Business of the meeting	8
	About the nominated directors	10
	2016 Board committee reports	23

2	Executive compensation	25

	Message from the Chairman of the Compensation Committee	25

	Compensation discussion and analysis	28
	Executive compensation framework	28
	Compensation governance	29
	Compensation philosophy	34
	Compensation benchmarking	35
	Elements of executive compensation and decisions for 2016	36
	Chairman and CEO compensation profile	49
	Share performance	51

	2016 Compensation details	53
	Summary compensation table	53
	Cost of management analysis	54
	Outstanding share-based and option-based awards	55
	Retirement benefits	59
	Termination and double trigger change of control	60

3	Director compensation	63

	Compensation discussion and analysis	63
	2016 Director fee schedule	63
	Director share ownership	64

	2016 Compensation details	65
	Summary compensation table	65
	Outstanding share-based and option-based awards	66

4	Governance	67
	Our governance practices	67
	About the board	68
	Serving as a director	73

5	Other information	78

Appendix — Charter of the board of directors		82

Notice of our 2017 annual meeting of shareholders

When May 4, 2017 11 a.m. (Toronto time)	Where Design Exchange Toronto-Dominion Centre 234 Bay Street Toronto, Ontario

You have received this management information circular because you owned common shares of Yamana Gold Inc. (Yamana) on March 21, 2017 (the record date set by the board of directors), and are entitled to vote at our 2017 annual meeting of shareholders.

Management is soliciting your proxy for the meeting. We’re soliciting proxies mainly by mail, however a Yamana employee may also contact you.

Information in this circular is as of March 28, 2017, unless stated otherwise. All dollar amounts are in United States (US) dollars based on the noon exchange rates quoted by the Bank of Canada, unless indicated as Canadian dollars (Cdn$).

The board of directors have approved the contents of this circular and have authorized us to send it to all registered shareholders of record on March 21, 2017.

By order of the board of directors,
“Peter Marrone”
Peter Marrone
Chairman and Chief Executive Officer

Yamana Gold Inc.
Toronto, Ontario
March 28, 2017

Message from the Chairman and Chief Executive Officer

On behalf of the board of directors of Yamana Gold Inc., I am pleased to invite you to our 2017 annual meeting of shareholders, on May 4, 2017 at the Design Exchange in Toronto.

This circular provides important information that will assist you as you evaluate the items to be voted on at our upcoming meeting. Our aim is to provide shareholders with the information they need to make informed voting decisions and, as such, we continue to make improvements and enhancements to how we present information in the management information circular.

Along with our director nominees who are standing for re-election, we are excited to introduce Kimberly Keating as a new nominee for 2017. Kim is a Professional Engineer by training, with almost 20 years of experience in the Canadian energy industry. She has significant experience overseeing large capital projects as a member of senior management at large global organizations. Together with her engineering background and leadership experience, Kim will bring a wealth of strategy, risk assessment, policy and technical expertise to the Yamana board.

2016 was a strong year for the organization, reflected by operational and financial performance results meeting or exceeding expectations. We focused on delivering on operational expectations, enhancing our management and organizational construct, improving our mine plans, identifying new exploration targets, advancing our development projects, continuing to deliver significant financial performance, and achieving our health, safety and environment objectives. Take some time to read the more detailed discussion of our achievements in our 2016 annual report, which you have received in your package with this circular.

Performance highlights for the year include:

•        Delivered gold, silver and copper production in line with full year guidance

•        Increased cash flow and free cash flow, and expanded operating margins

•        Achieved record levels for health, safety and environmental performance

•        Made important new exploration discoveries at existing operations that support future mineral resource growth and mine life extensions

•        Advanced the development of Cerro Moro and Suruca (at Chapada), as well as permitting for the Barnat extension at Canadian Malartic

•        Returned value to shareholders with a one-year total shareholder return of 49.44%.

2016 marked the second year of our new approach to executive compensation, supported by shareholders at our last annual meeting with a say on pay score of 87%. Highlights of our framework are provided below — you can read about the details of our program starting on page 25.

Our compensation framework reflects a balanced perspective

Our compensation framework is influenced by our longer-term corporate strategy, feedback from shareholders and an independent review of prevailing market practices for executive pay programs among our industry peers

Performance is assessed against measures that align with our corporate strategy

Performance metrics and targets align with our corporate strategy and our future growth objectives. Measures are pre-defined at the beginning of the year and assessed at the end of the year based on results achieved

Majority of executive compensation is ‘at risk’

For named executives, 75% of total compensation is determined through variable compensation, with the majority delivered in long-term incentives and actual compensation outcomes directly linked to financial, operational and share price performance

We take a long-term view of performance

Long-term incentive grant values are determined based on the achievement of financial, operational, people and growth initiatives. The actual value realized from long-term incentive grants are determined over three, five or seven-year performance cycles, directly related to share price performance and total shareholder returns, including performance compared to our industry peers

The board can use informed judgment to adjust calculated compensation outcomes

Within both the short-term and long-term incentive plans, the compensation committee and board of directors have the flexibility within a narrow band to adjust awards / grant values up or down to ensure calculated values appropriately reflect corporate and individual performance

Thank you for your continued interest in, and support of, Yamana. The board of directors and management are committed to ongoing engagement with our shareholders. Your feedback provides a valuable perspective as we position Yamana for continued success and delivering long-term value for shareholders.

I encourage you to attend the meeting on May 4, 2017. You will have an opportunity to meet with management and the board of directors and to learn more about Yamana’s performance in 2016, the current market conditions for gold and our plans for the future. Please take time to read our circular and remember to vote your shares.

Sincerely,

“Peter Marrone”

Peter Marrone
Chairman and Chief Executive Officer
Yamana Gold Inc.

1. About the shareholder meeting

Voting	6
Business of the meeting	8
About the nominated directors	10
2016 Board committee reports	23

VOTING

Who can vote

If you held our common shares as of March 21, 2017, you’re entitled to vote at our 2017 annual meeting. Each common share entitles the holder to one vote on each item of business.

We’ll prepare a list of all registered shareholders of record who are entitled to vote at the meeting, as required by the Canada Business Corporations Act. Our transfer agent, CST Trust Company (CST), will have a copy at their office and at the meeting if you want to review it.

As of March 28, 2017, we had 948,036,679 common shares issued and outstanding. Management and the board of directors are not aware of any person or company that beneficially owns (directly or indirectly) or exercises control or direction over our common shares carrying more than 10 percent of the voting rights.

Registered shareholders

You’re a registered shareholder if you have a share certificate in your name.

Non-registered shareholders

Most of our shareholders are non-registered (or beneficial) shareholders. This means that the shares are registered in the name of either:

•                  an intermediary like your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-directed RRSP, RRIF, RESP or similar plan (your nominee), or

•                  a clearing agency (like The Canadian Depository for Securities Limited) that acts on behalf of your nominee.

How to vote

Registered shareholders

Your package includes a proxy form, and a consent form that allows us to send you additional mailings and documents electronically

Voting by proxy

You can vote in person or vote by proxy. Voting by proxy is the easiest way to vote because you can appoint anyone to be your proxyholder to attend the meeting and vote your shares according to your instructions. This person does not need to be a shareholder.

The executive officers named in the proxy form (Yamana proxyholders) can act as your proxyholder and vote your shares according to your instructions.

If you appoint the Yamana proxyholders and don’t indicate your voting instructions, they will vote your shares:

• for the nominated directors

• for the appointment of the auditors

• for the ‘say on pay’ vote on our approach to executive compensation as described in this circular.

If you want to appoint someone else as your proxyholder, print that person’s name in the blank space provided in the proxy form (or complete another proxy form) and send the form to CST. Make sure this person is aware that you appointed them as your proxyholder and that they must attend the meeting to vote on your behalf and according to your instructions. The shares represented by your proxy will be voted or withheld from voting according to your instructions on any ballot that may be called for at the meeting.

If you don’t indicate your voting instructions or if other matters are properly brought before the meeting, your proxyholder can vote as he or she sees fit.

How to send us your proxy form

You can send your completed proxy form to CST by phone, fax, mail, email or on the internet. Follow the instructions on the proxy form included in your package.

CST must receive the completed form by 4 p.m. (Toronto time) on May 2, 2017. If the meeting is postponed or adjourned, CST must receive the form at least 48 hours (not including Saturdays, Sundays and holidays) before the meeting is reconvened. The Chairman of the meeting can accept or reject late proxies at his discretion.

Questions?

Call CST at 1.800.387.0825 or 416.682.3860.

Voting in person	If you want to attend the meeting and vote in person, do not return the proxy form because you will cast your vote at the meeting.

Non-registered shareholders

Your package also includes either a proxy or voting instruction form, the consent form and a copy of our 2016 annual report if you requested a copy

Voting by proxy

We’re required by law to send meeting materials to intermediaries and clearing agencies to distribute them to our non-registered (beneficial) shareholders. Intermediaries often use service companies (like Broadridge Financial Solutions, Inc.) to send the materials.

We send meeting materials to brokers, intermediaries, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly. We will pay for the distribution of the meeting materials by clearing agencies and intermediaries to objecting beneficial shareholders.

If you’re a non-registered shareholder and have not waived the right to receive these materials, your intermediary must send you the notice of the meeting, the circular, a consent form to receive supplemental mailings, a copy of our 2016 annual report if you requested a copy and documents by electronic delivery, and either a voting instruction form (not signed by your intermediary) or a proxy form (signed by your intermediary):

•             voting instruction form (not signed by your intermediary) — a one page, pre-printed form or a regular printed proxy form with a page of instructions that includes a removable label with a bar code and other information. Complete the form, sign it and follow the instructions for affixing the label to the form before sending it to your intermediary or service provider. You must properly affix the label to the form for it to be valid.

•             proxy form (signed by your intermediary) — typically signed by a facsimile or stamped signature and is restricted to the number of shares you beneficially own. Complete the form and then follow the instructions for returning it. Do not sign the form because it has already been signed by your intermediary.

Be sure to send back your completed form as soon as possible so your intermediary (the registered shareholder) has enough time to carry out your voting instructions.

Voting in person	If you want to attend the meeting and vote in person, follow the instructions provided by your intermediary.

Changing your vote

	Registered shareholders	Non-registered shareholders

You can provide new voting instructions if you change your mind about how you want to vote your shares

Revoke your proxy by sending a notice in writing by you or your authorized attorney (or by a duly authorized officer or attorney if the registered shareholder is a corporation) to our head office:

Yamana Gold Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3

Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

You can send the notice up to 4 p.m. (Toronto time) on May 2, 2017, or give it to the Chairman of the meeting on the day of the meeting or in any other manner permitted by law.

Follow the instructions provided by your intermediary to revoke your proxy.

BUSINESS OF THE MEETING

1. Receive the financial statements (www.yamana.com)

You’ll receive management’s report to shareholders, our audited consolidated financial statements and the auditors’ report for the year ended December 31, 2016.

2. Elect the directors (see page 10)

You’ll vote on electing 11 directors to the board for a term of one year. All of the nominated directors are currently on our board and have expressed their willingness to serve another term. Kimberly Keating, a Professional Engineer, was appointed to the board in February 2017 and is standing for election to the board for the first time.

Management recommends you vote for each  nominated director

You can vote for or withhold your vote for the following individuals:

1. John Begeman
2. Christiane Bergevin
3. Alexander Davidson
4. Richard Graff
5. Kimberly Keating
6. Nigel Lees
7. Peter Marrone
8. Patrick J. Mars
9. Carl Renzoni
10. Jane Sadowsky
11. Dino Titaro

3. Appoint the auditors (see also our annual information form at www.yamana.com)

You’ll vote on appointing Deloitte LLP, Chartered Professional Accountants (Deloitte) as our external auditors until the end of the next annual meeting.

Management recommends you vote for the appointment of Deloitte as our auditors

The table below shows the fees paid to Deloitte in 2016 and 2015.

Cdn$, year ended December 31	2016	2015
Audit fees	$2,309,000	$2,630,000
for the audit of our annual consolidated financial statements and certain statutory audits outside of Canada
Audit-related fees	$1,759,000	$1,433,000
for services related to: • Brio Gold related fees • translations • quarterly review engagement • statutory and regulatory filings
Tax fees	$74,000	$70,000
• for professional services for tax compliance, tax advice and tax planning
All other fees	$179,000	$74,000
• assurance on Conflict-Free Gold Report • assurance on ESTMA report
Total fees	$4,321,000	$4,207,000

4. Have a ‘say on pay’ (see page 25)

We hold a shareholder advisory vote on executive compensation because we believe it’s important to receive shareholder feedback on this issue. You’ll find a complete discussion of our executive compensation program, and the board’s decisions on executive pay for 2016 starting on page 25.

At last year’s meeting, 87.11% of the votes were cast in favour of our approach to executive pay, following a comprehensive review of our executive compensation program and governance practices, extensive changes to the compensation program, engaging with approximately 40% of our shareholder base and the compensation committee retaining a new independent advisor.

Results of an advisory vote are non-binding on the board, however if a majority of the shares are not voted for our approach to executive compensation, the board will meet with shareholders to discuss their concerns. The board will disclose the levels of engagement and the outcome of these discussions in the management information circular for the next annual meeting of shareholders.

Management recommends you vote for our approach to executive compensation as described in this circular

5. Other business

We’re not aware of any other business that may be properly brought before the meeting.

None of the nominated directors or our executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business, other than the election of directors. No informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction since the beginning of Yamana’s most recently completed financial year, or in any proposed transaction that has had or would have a material effect on Yamana or any of our subsidiaries.

ABOUT THE NOMINATED DIRECTORS

According to our articles, our board must have three to 15 directors.

We consider diversity of background, skills, age, culture, geography, experience and gender when reviewing potential director candidates, and the 11 directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, risk management, metallurgy, mergers and acquisitions and international business — key skills for overseeing our affairs and guiding our strategic growth. Three of the director nominees (27%) are women.

Patrick J. Mars, an independent, seasoned director and specialist in mine finance, serves as our Lead Director.

Directors who are elected will hold office until the end of our next annual meeting, unless they step down for any reason under the terms of our by-laws. Management does not believe that any of them will not be able to serve, but if this happens, your proxyholder can vote for another person using their best judgment.

You can read about the nominated directors beginning on page 10, including information they’ve provided about the Yamana common shares and deferred share units (DSUs) they beneficially own, directly or indirectly, or exercise control or direction over. Holdings are as at February 24, 2017 and the market values are based on Cdn$3.71 per share (the closing price of Yamana shares on the TSX on February 23, 2017), converted using the exchange rate of Cdn$1.00 = US$0.7625 on that date). See page 64 for more information about director share ownership.

Majority voting

Any director who doesn’t receive at least a majority of for votes (50% plus one) must tender his or her resignation to the board within five days following such vote.

The corporate governance and nominating committee will review the vote and the board will accept the resignation unless there are exceptional circumstances. The board will make its decision within 90 days after the relevant shareholders meeting and then promptly issue a press release with the results and the reasons for the decision. The resignation will take effect when accepted by the board. The director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can appoint a new director to fill the vacancy, as allowed by law.

This policy only applies when director elections are uncontested.

Serving together on other boards

We have one board interlock: Nigel Lees and Patrick Mars both sit on the board of SAGE Gold Inc.

John Begeman

Age: 62

South Dakota, United States

Company director

Director since May 2007 / Independent

Areas of expertise

• Natural resources/Energy

• Risk management

• Sustainability

• Finance/Accounting

• Capital markets

• International business

• Project management

John Begeman is a Professional Mining Engineer with over 35 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the board and management. He currently sits on the board of directors of Premier Gold Mines Limited and has been the Executive Chairman of the board since 2015.

Mr. Begeman previously served as a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company’s mining operations group throughout the Western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavors. His past environmental and social licence analysis along with project risk assessment also form a broad base from which the board and management can draw upon.

Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA.

	2016 meeting attendance
Board of directors	13 of 13	100%
Audit committee	4 of 4	100%
Sustainability committee (Chair)	5 of 5	100%

2016 compensation
Total compensation	$242,000
Amount received as DSUs	$87,500 / 36%

2016 director voting results
% voted for	98.80%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	10,431	113,777	124,208	$351,369	$675,433
Share ownership guidelines	Currently holds 3.9x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Premier Gold Mines Limited (since May 2006)	Audit (Chair), Compensation
Aberdeen International Inc. (January 2015 to March 2017)	Audit, Compensation
Endeavor Mining Corporation (October 2012 to December 2012)	Safety, Health & Environment (Chair)
Avion Gold Corporation (September 2008 to October 2012)	Audit
Valencia Ventures Inc. (June 2008 to June 2012)	Audit (Chair)

Christiane Bergevin

Age: 54

Quebec, Canada

Company director

Director since September 2014 / Independent

Areas of expertise

• Natural resources/Energy

• Risk management

• Sustainability

• Finance/Accounting

• International business

• Governance

• Project management

Christiane Bergevin is the President of Bergevin Capital, advising infrastructure and energy sector clients. She brings more than 30 years of experience in strategy, project and risk structuring, and financing of resource, transport and infrastructure projects on all continents in addition to experience in the financial sector. She is highly skilled in sustainability and community engagement aspects from an operational and governance standpoint, and served on the health, safety and corporate social responsibility committee of the board of a major oil and gas producer. As Executive Vice-President, Desjardins Group (Canadian financial cooperative institution) between 2009 and 2015, she led mergers and acquisitions, strategic partnerships and business development. She was also a member of Desjardins Group’s risk management committee.

For the 19 years prior to that, Ms. Bergevin held executive positions with SNC-Lavalin Group, a global engineering and construction firm, including managing executive and subsequently President of SNC-Lavalin Capital Inc., its project finance advisory arm. She was involved in several transport and mining developments, and also served as Senior Vice-President and General Manager, Corporate Projects. Ms. Bergevin is a Director of RATP Dev, an international public transport operator and she chairs the audit committee of the board of AGF Group, a reinforcing steel and scaffolding supplier. She is the First Vice-Chair of the Canadian Chamber of Commerce.

Ms. Bergevin holds a Bachelor of Commerce (with Distinction) from McGill University and graduated from the Wharton School’s Business Advanced Management Program. In 2013, she was awarded the ICD.D designation by the Institute of Corporate Directors.

	2016 meeting attendance
Board of directors	13 of 13	100%
Corporate governance and nominating committee	4 of 4	100%
Sustainability committee (appointed August 15, 2016)	0 of 0	—

2016 compensation
Total compensation	$216,000
Amount received as DSUs	$175,000 / 81%

2016 director voting results
% voted for	99.15%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	134,392	134,392	$380,178	$327,468
Share ownership guidelines	Currently holds 2.2x the annual board retainer and has until September 2017 to meet the 3x requirement

Other public company boards and board committees during the last five years

Talisman Energy Inc. (April 2009 to May 2015)	Governance & Nominating, Health, Safety, Environment & Corporate Responsibility
Fiera Capital Corporation (September 2010 to May 2013)	Audit (Chair)

Alexander Davidson

Age: 65

Ontario, Canada

Company director

Director since August 2009 / Independent

Areas of expertise

• Natural resources/Energy

• Risk management

• Sustainability

• Capital markets

• International business

• Project management

Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond.

Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors & Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte Project in the Alto Chicama District, Peru.

Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees.

	2016 meeting attendance
Board of directors	13 of 13	100%
Compensation committee	9 of 9	100%
Sustainability committee	5 of 5	100%

2016 compensation
Total compensation	$263,875
Amount received as DSUs	$109,375 / 41%

2016 director voting results
% voted for	89.98%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	18,200	143,940	162,140	$458,674	$822,162
Share ownership guidelines	Currently holds 4.7x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Perseus Mining Ltd. (since April 2016)	—
Americas Silver Corporation (since December 2014)	Chair
NuLegacy Gold Corporation (since September 2014)	Audit
Orca Gold Inc. (since January 2013)	Technical, Compensation
Capital Drilling Ltd. (since May 2010)	Audit, Safety, health and environment
MBAC Fertilizer Corp. (January 2010 to June 2015)	Compensation, Safety, health and environment
U.S. Silver & Gold Inc. (July 2011 to December 2014)	Compensation
B2 Gold Corp., formerly Volta Resources Inc. (March 2011 to December 2013)	Safety, health and environment
Cupric Canyon Capital, formerly Hanna Mining Ltd. (December 2010 to February 2013)	—
Chantrell Ventures Corp. (December 2010 to February 2013)	—
Kobex Capital Corp., formerly Kobex Minerals Inc. (November 2009 to December 2012)	Audit, Compensation
Namakwa Diamonds Limited (December 2007 to March 2012)	Safety, health and environment

While Mr. Davidson serves on five other public company boards, these include small-cap companies with fewer regular board responsibilities. Mr. Davidson is a highly valuable member and brings significant mining industry and executive leadership experience to Yamana’s board, and he attended all of his board and committee meetings in 2016.

Richard Graff

Age: 70

Colorado, United States

Company director

Director since October 2007 / Independent

Areas of expertise

• Natural resources/Energy

• Risk management

• Finance/Accounting

• Governance

Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, governance and nominating committees, and special committees, as well as having compensation committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for U.S. GAAP. He represents a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (IASB) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff continues to organize periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shares that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the Securities and Exchange Commission on financial reporting issues in the industry.

Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. He currently serves as the lead director and chairman of the audit committee and is a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves as chairman of the audit committee and is a member of the corporate governance and nominating committee of DMC Global, Inc. (formerly Dynamic Materials Corp.)  Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry.

Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.

	2016 meeting attendance
Board of directors	13 of 13	100%
Audit committee (Chair)	4 of 4	100%

2016 compensation
Total compensation	$242,250
Amount received as DSUs	$87,500 / 36%

2016 director voting results
% voted for	98.02%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	33,949	113,777	147,726	$417,898	$788,901
Share ownership guidelines	Currently holds 4.5x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Alacer Gold Corp. (since June 2008)	Lead Director Audit (Chairman), Compensation, Corporate governance and nominating
DMC Global Inc. (formerly Dynamic Materials Corporation) (since June 2007)	Audit (Chairman), Corporate governance and nominating

Kimberly Keating

Age: 44

Newfoundland, Canada

Company director

Director since February 2017 / Independent

Areas of expertise

• Natural resources/Energy

• Risk management

• Sustainability

• International business

• Governance

• Project management

Kimberly Keating is a Professional Engineer with almost 20 years of experience in the Canadian energy sector. She is currently Vice President Fabrication with the Cahill Group, where she has overseen the construction of the accommodation facility for one of the world’s largest offshore oil platforms. Prior to joining the Cahill Group as Director of Projects in 2013, Ms. Keating held a variety of progressive leadership positions, from engineering design through to construction, commissioning, production operations and field development, with Petro-Canada (now Suncor Energy Inc.).

Throughout her career, Ms. Keating has made significant engineering and project management contributions to key projects in the North Atlantic offshore oil and gas industry, bringing a wealth of strategy, risk assessment, policy and technical expertise to the Yamana board.

Ms. Keating has also held numerous volunteer leadership roles, including serving as the current Vice Chair of Memorial University’s Board of Regents where she is also the Chair of the Governance & Pensions Committees, and a board director with the Dr. H. Bliss Murphy Cancer Care Foundation, Opera on the Avalon and the Oil and Gas Development Council of Newfoundland and Labrador. She holds a Bachelor of Civil (Structural) Engineering, a Masters of Business Administration, is a registered member of the Professional Engineering & Geoscientists NL (PEGNL) and holds the Canadian Registered Safety Professional (CRSP) designation. In June 2016, she was named a Fellow of the Canadian Academy of Engineers, a national institution through which Canada’s most distinguished and experienced engineers provide strategic advice on matters of critical importance to Canada.

2016 meeting attendance
Board of directors	n/a	n/a

2016 compensation
Total compensation	n/a
Amount received as DSUs	n/a

2016 director voting results
% voted for	n/a

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	—	—	$—	$—
Share ownership guidelines

Other public company boards and board committees during the last five years

None

Nigel Lees

Age: 73

Ontario, Canada

President and Chief Executive Officer of SAGE Gold Inc.

Director since June 2005 / Independent

Areas of expertise

• Natural resources/Energy

• Finance/Accounting

• Capital markets

• International business

• Governance

Nigel Lees has over 25 years of experience in the investment banking industry. He has served as a member of the Listings Committee of the Toronto Stock Exchange and on the audit, compensation and special committees of several publicly listed companies.

Mr. Lees has extensive experience in the mining industry particularly in North America and South America as a principal and financier. He was the founder and director of TVX Gold Inc., which merged with Kinross Gold Corporation in 2003.

Mr. Lees is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration and development company.

	2016 meeting attendance
Board of directors	13 of 13	100%
Compensation committee (Chair)	9 of 9	100%

2016 compensation
Total compensation	$255,000
Amount received as DSUs	$87,500 / 34%

2016 voting results
% voted for	97.14%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	15,000	113,777	128,777	$364,294	$706,689
Share ownership guidelines	Currently holds 4x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

SAGE Gold Inc. (since December 2003)	—
Kenna Capital Corp. (March 2007 to May 2012)	Audit
Augyva Mining Resources Inc. (August 2011 to April 2014)	Corporate governance and nominating, Compensation

Peter Marrone (Chairman and Chief Executive Officer)

Age: 57

Ontario, Canada

Director since July 2003 / Not independent

Areas of expertise

• Natural resources/Energy

• Risk management

• Finance/Accounting

• Capital markets

• Governance

• International business

Peter Marrone founded Yamana in July 2003 and has been instrumental in the company’s strategic development and operational growth. Mr. Marrone currently serves as Chairman and Chief Executive Officer of Yamana.

Mr. Marrone has more than 25 years of mining, business and capital markets experience, bringing an important range of extensive and diverse financial, legal and business experience to the company. He has been on the boards of a number of public companies and advised companies with a strong South American and North American presence.

Prior to Yamana, Peter Marrone was the head of investment banking at a major Canadian investment bank and before that, practised law in Toronto with a strong focus on corporate law, securities law and international transactions.

2016 meeting attendance
Board of directors	13 of 13	100%

2016 compensation
CEO total compensation	$1,476,600
Amount received as PSUs/RSUs	$390,000 / 26%

2016 director voting results
% voted for	92.87%

	Yamana shares	DSUs/ RSUs	Total	Total market value	Total book value
Share ownership	692,920	2,995,162	3,688,082	$12,613,229	$37,147,519
CEO share ownership guidelines	Currently holds 25x his annual base salary and exceeds his 3x requirement

Other public company boards and board committees during the last five years

MBAC Fertilizer Corp. (December 2009 to July 2015)

Patrick J. Mars (Lead Director)

Age: 76

Ontario, Canada

Company director

Director since July 2003 / Independent

Areas of expertise

• Natural resources/Energy

• Finance/Accounting

• Capital markets

• International business

• Governance

Patrick Mars is a company director specializing in mine finance and analysis. He benefits from over 30 years of experience in the investment industry and has had extensive involvement in mining research, financing and advisory work. For the majority of his career he was with Alfred Bunting & Co/Bunting Warburg, a Canadian investment dealer and stockbroker where he was President and CEO from 1981 to 1994. During this time he served three-year terms both as a Governor of the Toronto Stock Exchange (TSX) and Director of the Investment Dealers Association. From 1999 to 2001 he was Chairman and a Director of First Marathon Securities (UK)/NBC Financial (UK) Limited.

Mr. Mars is a director of Aura Minerals Inc. and Sage Gold Inc. (Chairman), and is President of P.J. Mars Investments Limited, a private company.

Throughout his career, Mr. Mars was retained as an expert witness by several reputable law firms to provide expertise in the mining industry, including valuations of mining companies and settlement of disputes. In 1995, Mr. Mars was awarded the Robert Elver Mineral Economics Award by the Canadian Institute of Mining and Metallurgy (CIM). He is a Chartered Financial Analyst (CFA) charterholder and holds a Bachelor of Commerce and a Master of Business Administration.

	2016 meeting attendance
Board of directors	13 of 13	100%
Audit committee	4 of 4	100%
Compensation committee	9 of 9	100%
Corporate governance and nominating committee (Chair)	4 of 4	100%

2016 compensation
Total compensation	$274,750
Amount received as DSUs	$87,500 / 32%

2016 director voting results
% voted for	95.52%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	46,000	113,777	159,777	$451,989	$907,560
Share ownership guidelines	Currently holds 5.2x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Aura Minerals Inc. (since January 2006)	Audit, Nominating, Corporate governance, Compensation
SAGE Gold Inc. (since October 2002)	Audit
Carpathian Gold Inc. (January 2003 to August 2014)	Corporate governance, Compensation, Audit
Selwyn Resources Ltd. (August 2005 to May 2012)	Corporate governance, Compensation

Carl Renzoni

Age: 78

Ontario, Canada

Company director

Director since October 2007 / Independent

Areas of expertise

• Natural resources/Energy

• Finance/Accounting

• Capital markets

• International business

• Governance

Carl Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director.

Mr. Renzoni brings over 30 years of experience in the securities business specializing in the mining sector, where he advised companies on capital market transactions, mergers and acquisitions and project financing. He previously served on the boards of International Molybdenum Ltd., Peru Copper Inc. and Meridian Gold Inc., and also served on the Audit Committee of Meridian Gold Inc. Mr. Renzoni has gained extensive board-level experience as a member and chair of a number of audit, governance and special committees.

Mr. Renzoni is currently a director of Copper Mountain Mining Corp. and holds an Honors B.Sc. (Geology) degree from Queen’s University.

	2016 meeting attendance
Board of directors	13 of 13	100%
Audit committee	4 of 4	100%
Corporate governance and nominating committee	4 of 4	100%

2016 compensation
Total compensation	$224,250
Amount received as DSUs	$87,500 / 39%

2016 director voting results
% voted for	99.14%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	18,938	122,436	141,374	$399,929	$716,617
Share ownership guidelines	Currently holds 4.1x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Copper Mountain Mining Corp. (since March 2008)	Corporate governance (Chair), Audit

Jane Sadowsky

Age: 55

New York, United States

Company director

Director since September 2014 / Independent

Areas of expertise

• Natural resources/Energy

• Risk management

• Finance/Accounting

• Capital markets

• International business

• Governance

Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette.

In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant P&L, for managing people and for internal and external collaboration. She participated in or led global committees including: Compensation, Fairness & Valuation, Diversity, Mentoring and Recruiting. Ms. Sadowsky has provided expert testimony in numerous US jurisdictions and the World Court.

Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is a National Association of Corporate Directors (NACD) Governance Fellow.

	2016 meeting attendance
Board of directors	13 of 13	100%
Audit committee	4 of 4	100%

2016 compensation
Total compensation	$219,750
Amount received as DSUs	$175,000 / 80%

2016 director voting results
% voted for	99.14%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	134,392	134,392	$380,178	$327,468
Share ownership guidelines	Currently holds 2.2x the annual board retainer and has until September 2017 to meet the 3x requirement

Other public company boards and board committees during the last five years

Petrofac Limited (since November 2016)	Nominations, Audit

Dino Titaro

Age: 65

Ontario, Canada

Company director

Director since August 2005 / Independent

Areas of expertise

• Natural resources/Energy

• Risk management

• Sustainability

• Capital markets

• International business

• Governance

• Project management

Dino Titaro has over 30 years of international experience having been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management, as well as operational experience in the gold sector. He is the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014.

From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.

Mr. Titaro currently sits on the board of directors of Avidian Gold Inc., Tethyan Resource Inc., and Mincor Inc., each being a private mineral resource company, and has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario.

	2016 meeting attendance
Board of directors	13 of 13	100%
Compensation committee	9 of 9	100%
Corporate governance and nominating committee	4 of 4	100%
Sustainability committee	5 of 5	100%

2016 compensation
Total compensation	$254,250
Amount received as DSUs	$87,500 / 34%

2016 director voting results
% voted for	97.36%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	21,000	113,777	134,777	$381,267	$711,885
Share ownership guidelines	Currently holds 4.1x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Carpathian Gold Inc. (January 2003 to August 2014)	—
Royal Coal Corporation (August 2010 to May 2012)	Safety, health and environment, Corporate governance, Compensation, Nomination

Director meeting attendance

The table below shows director attendance in 2016. All of the directors also attended the 2016 annual meeting of shareholders. Ms. Keating is not included in the table as she was appointed to the board in February 2017.

	Board		Audit committee		Compensation committee		Corporate governance and nominating committee		Sustainability committee
Director	Number	%	Number	%	Number	%	Number	%	Number		%
John Begeman	13/13	100	4/4	100	—	—	—	—	5/5		100
Christiane Bergevin	13/13	100	—	—	—	—	4/4	100	0/0	[1]	—
Alexander Davidson	13/13	100	—	—	9/9	100	—	—	5/5		100
Richard Graff	13/13	100	4/4	100	—	—	—	—	—		—
Nigel Lees	13/13	100	—	—	9/9	100	—	—	—		—
Peter Marrone	13/13	100	—	—	—	—	—	—	—		—
Patrick Mars	13/13	100	4/4	100	9/9	100	4/4	100	—		—
Carl Renzoni	13/13	100	4/4	100	—	—	4/4	100	—		—
Jane Sadowsky	13/13	100	4/4	100	—	—	—	—	—		—
Dino Titaro	13/13	100	—	—	9/9	100	4/4	100	5/5		100
Overall attendance		100%		100%		100%		100%			100%

Notes

(1)      Ms. Bergevin was appointed a member of the sustainability committee on August 15, 2016, and there were no sustainability committee meetings after this date.

The board has a policy of meeting in camera with the independent directors at the end of each board meeting. The independent directors met 13 times in 2016.

Other information about the nominated directors

Mr. Titaro resigned as director of Royal Coal Corp. on May 9, 2012. On May 17, 2012, Royal Coal Corp. announced it received notice that the TSX Venture Exchange had suspended trading its securities because the Ontario Securities Commission had imposed a cease trade order for failure to file financial statements. The cease trade order was still in effect on the date this circular was printed.

On April 16, 2014, the Ontario Securities Commission issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian Gold Inc. (Carpathian) in connection with Carpathian’s failure to file its audited annual financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 following Carpathian’s filing of the required continuous disclosure documents. Mr. Mars and Mr. Titaro are former directors of Carpathian. They were directors during the period of the management cease trade order, but they did not stand for re-election and were no longer directors on August 12, 2014.

None of the other nominated directors is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including Yamana) that during their term or within a year of leaving the role has been subject to a penalty, sanction or bankruptcy, insolvency or any other issue that likely would be considered important to a reasonable shareholder in deciding whether to vote for the nominated director.

2016 BOARD COMMITTEE REPORTS

Audit committee

Richard Graff (Chair), John Begeman, Patrick Mars, Carl Renzoni, Jane Sadowsky

100% independent, met 4 times in 2016

All members are financially literate. Richard Graff’s strong accounting background and experience qualify him to be the committee’s financial expert and meet the requirements under U.S. securities laws.

Primary responsibilities

Assists the board in fulfilling its financial reporting and control responsibilities to shareholders and the investment community:

•                  oversees our accounting and financial reporting processes and the audit of our financial statements, including the integrity of our financial statements, our compliance with legal and regulatory requirements and the qualifications and independence of the external auditors

•                  monitors our financial reporting processes and internal control systems

•                  oversees the external auditors and approves the annual audit plan

•                  meets regularly with management and the external auditors

•                  reviews its committee charter at least once a year

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2016.

See page 8 for the fees paid to the external auditors in 2016 and 2015.

You can find more information about the audit committee in our 2016 annual information form under the heading Audit Committee, available on our website (www.yamana.com) and on SEDAR (www.sedar.com).

2016 highlights

•                  reviewed and approved the quarterly and annual financial results for recommendation to the board

•                  reviewed our procedures for complying with The Sarbanes-Oxley Act

•                  reviewed our insurance programs and any potential impact on financial reporting

•                  monitored risk activity including tax issues, uninsured risks, counterparty risk, treasury risk, information technology risk and other business risks

•                  reviewed carrying value of mineral properties

•                  conducted an evaluation of the qualifications, performance and independence of the external auditors

Compensation committee

Nigel Lees (Chair), Alexander Davidson, Patrick Mars, Dino Titaro

100% independent, met 9 times in 2016

Primary responsibilities

Responsible for recommending strategy, policies and programs for compensating directors and senior management:

•                  oversees Yamana’s compensation program including the incentive and retirement plans

•                  reviews the CEO’s total compensation package including equity compensation, Yamana’s performance against its business goals and objectives, CEO salary levels in the mining and other relevant industries and makes recommendations to the board

•                  considers the CEO’s compensation recommendations for the other named executives, our peer group and industry data and makes recommendations to the board

•                  prepares a report on executive compensation every year for developing the management information circular and reviews all executive compensation disclosure before it is publicly disclosed

•                  reviews and recommends director compensation

•                  reviews its committee charter at least once a year

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2016.

2016 highlights

•                  evaluated the new compensation program to ensure the framework continues to be in line with good compensation practices

•                 reviewed trends in executive and director compensation and governance including policies of various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis

•                 set target compensation for the CEO and other named executives and recommended decisions for 2016 compensation to the board for approval

•                  reviewed the compensation discussion & analysis section of the management information circular

•                  continued to monitor the development of clawback policies in Canada and the U.S.

Corporate governance and nominating committee

Patrick Mars (Chair), Carl Renzoni, Dino Titaro, Christiane Bergevin

100% independent, met 4 times in 2016

Primary responsibilities

Develops Yamana’s corporate governance policies and practices, assesses board and committee effectiveness, and leads the process for recruiting and appointing directors and ensuring their ongoing development

•                  recommends corporate governance policies, practices and procedures

•                  reviews the code of conduct and other corporate governance policies, and ensures the effectiveness of management’s system for enforcing and monitoring compliance

•                  assesses shareholder proposals to be included in the management information circular and make recommendations to the board

•                  assesses board and committee effectiveness and the contribution of individual directors

•                  ensures the board has an appropriate number of independent directors and that its size and composition are appropriate for effective decision-making

•                  recommends selection criteria for director searches and for those nominated for election each year

•                  leads director searches including retaining a search firm when necessary

•                  oversees the director orientation and continuing education programs

•                  reviews its committee charter at least once a year

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2016.

2016 highlights

•             conducted the 2016 director assessment and review

•             reviewed current trends in corporate governance

•             monitored policies distributed by various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis

•             selected educational topics for the board

•             reviewed the governance section of the management information circular

•             considered executive, CEO and director succession planning

Sustainability committee

John Begeman (Chair), Alexander Davidson, Dino Titaro, and Christiane Bergevin (appointed August 15, 2016)

100% independent, met 5 times in 2016

Primary responsibilities

Assists the board in overseeing sustainability, environmental, health and safety matters:

•                  helps the board develop a corporate culture of environmental responsibility and awareness about the importance of health and safety

•                  identifies the principal risks and impacts related to health, safety and the environment, and ensures sufficient resources are allocated to address them

•                  oversees our corporate health, safety and environment policies and management systems to ensure compliance with applicable laws and best management practices

•                  counsels management in developing policies and standards as appropriate

•                  reviews management’s activities in maintaining appropriate internal and external operational, health, safety and environment audits and reviews the results

•                  reviews any compliance issues and incidents to determine, on behalf of the board, that we are taking all necessary action and have been duly diligent in carrying out our responsibilities and activities

•                  investigates or arranges an investigation of any unusual health, safety and environmental performance

•                  reviews monthly and annual sustainability, health, safety and environment reports

•                  reviews and approves annual disclosure relating to our sustainability, health, safety and environment policies and activities

•                  reviews its committee charter at least once a year

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2016.

2016 highlights

•                  conducted monthly reviews and monitored reports by the safety, health, environment and community department

•                  conducted site visits

•                  reviewed the annual sustainability report, available on our website

•                  reviewed the sustainability section of the management information circular

•                  completed:

•                  a detailed assessment of Monument Bay

•                  an in-depth review of health, safety and sustainability, including tailings management

•                  a peer review of C1-Santa Luz

2. Executive compensation

Message from the Chairman of the Compensation Committee	25

Compensation discussion and analysis	28
• Executive compensation framework	28
• Compensation governance	29
• Compensation philosophy	34
• Compensation benchmarking	35
• Elements of executive compensation and decisions for 2016	36
• Chairman and CEO compensation profile	49
• Share performance	51

2016 Compensation details	53
• Summary compensation table	53
• Cost of management analysis	54
• Outstanding share-based and option-based awards	55
• Retirement benefits	59
• Termination and double trigger change of control	60

Message from the Chairman of the Compensation Committee

On behalf of the board of directors and compensation committee, I want to thank you for your support of our approach to executive compensation at last year’s annual general meeting, with a say on pay score of 87%.

We believe that this advisory vote is important because it provides regular feedback on the matter. The committee is also committed to engaging directly with shareholders. In early 2016, I met with shareholders in Canada, the United States and Europe, representing approximately 40% of our shareholder base, to discuss topics including business strategy, executive compensation and board governance. We initiated a second round of shareholder meetings in early 2017, representing approximately 40% of our shareholder base, to discuss any shareholder concerns and to receive feedback on the executive compensation framework that we applied for 2016.

Performance results for 2016

In 2016, management continued to position Yamana for long-term growth, with a focus on safety and environment objectives, delivering on operational expectations, generating sustainable and increasing cash flow and free cash flow, further strengthening Yamana’s financial position and advancing the company’s development projects and growth objectives. Performance highlights for the year include:

•        Delivered full year gold, sliver and copper production in line or above expectations

•        Delivered significant financial results, including increased cash flow and free cash flow, and expanded margins

•        Achieved record safety and environment performance

•        Improved mine plans for better, more sustainable production going forward

•        Made important new exploration discoveries at existing operations and advanced earlier stage exploration projects

•        Advanced the development of Cerro Morro and Suruca, a gold only deposit at Chapada, as well as permitting for the Barnat extension at Canadian Malartic

•        Returned value to shareholders with a one-year total shareholder return of 49.44%.

Aligning compensation with performance

Applying the executive compensation framework, corporate performance measures in the short-term incentive plan determined a score of 135.8% of target for the named executives. The compensation committee and board agreed that this score appropriately reflected overall company performance and did not adjust the calculated result. Together with individual performance results, short-term incentive awards for named executives ranged from 89% to 135.8% of target.

Looking forward, the compensation committee and board believed that the Chairman and CEO (CEO) and senior management team successfully achieved objectives in 2016 that position the company for longer-term success. Aligned with this performance, the board approved long-term incentive grant values for named executives, equal to 100% of their defined target levels.

Chairman & CEO compensation

Target total compensation structure

For 2016, Mr. Marrone was eligible for target total compensation (base salary, short-term and long-term incentives, pension and other compensation) of $7,278,099, which is positioned around the median of our industry peer group.

Calculated and actual total compensation for 2016

In determining total compensation to be awarded, the board considered Yamana’s performance and the CEO’s total compensation on both an absolute basis and relative to peers, over multiple time periods. In addition to the summary of 2016 performance results above, considerations included:

•        financial, operational and share price performance for the past one, three and five-year cycles, relative to both actual CEO total compensation, and total compensation realized over the respective periods

•        share price performance since Yamana’s inception in July 2003, including particular periods of exceptional share price performance and total shareholder return.

Applying the compensation framework for 2016, Mr. Marrone’s calculated total compensation would have been $8,220,582, including a short-term incentive award equal to 135.8% of the 125% CEO target (170% of salary) and a target long-term incentive grant equal to 100% of the 225% CEO target (225% of salary).

However, following a comprehensive review of company performance and acknowledging total shareholder return over the past three years, Mr. Marrone elected to receive, and the board approved, actual compensation for 2016 including:

•        a short-term incentive award of $1,503,585 (down from a calculated bonus of $2,505,975), thereby reducing his total cash compensation and the company’s annual contribution to his defined contribution pension plan

•        a long-term incentive award of $390,000 (down from a calculated grant value of $3,982,575), which was received in PSUs ($195,000) that vest based on three-year relative total shareholder return, and RSUs ($195,000) that vest over three to five years.

As a result, Mr. Marrone’s actual 2016 total compensation was $4,135,484, which was 50% below the calculated value ($8,220,582) and 43% below the target value ($7,278,099). Comparisons of the three values are illustrated below:

The board considered the low price environment of the company’s share price in determining the value of the long-term incentive award in order to minimize the potential windfall gains arising from volatility in the mining industry, as well as the company’s share price.  The board also noted that Mr. Marrone is well incentivized and his significant equity ownership in Yamana aligns with shareholder interests, hence the reduced weighting of his long-term incentive this year.

Alignment with shareholders

Mr. Marrone’s interests as founder, Chairman, CEO and a significant shareholder continue to directly align with other Yamana shareholders.

As of February 15, 2017, Mr. Marrone’s shareholdings of common shares, RSUs and DSUs total $12,613,229, down 66% from a book value of $37,147,519. The majority of his equity holdings are in DSUs and their value is directly tied to the price of Yamana’s shares. DSUs are paid out when Mr. Marrone retires from the company or his employment is terminated, further emphasizing his focus on long-term performance.

Thank you for your continued support

On behalf of the board and compensation committee, we encourage you to take some time to read the compensation discussion and analysis in this circular before you vote on our approach to executive compensation at this year’s meeting.

Yamana will continue to actively engage with shareholders in the future. Our discussions with shareholders have proved to be very insightful and valuable and we welcome your feedback. If you have any questions about our executive compensation framework, the compensation decisions made for 2016 or other matters, please feel free to contact us by calling (416) 815-0220, or sending an email to investor@Yamana.com.

Sincerely,

“Nigel Lees”

Nigel Lees

Chairman of the Compensation Committee

Yamana Gold Inc.

COMPENSATION DISCUSSION AND ANALYSIS

For 2016 our named executives are:

Peter Marrone, Chairman and Chief Executive Officer

Charles Main, Executive Vice President, Finance and Chief Financial Officer

Daniel Racine, Executive Vice President and Chief Operating Officer

Darcy Marud, Executive Vice President, Enterprise Strategy

Greg McKnight, Executive Vice President, Business Development

EXECUTIVE COMPENSATION FRAMEWORK

The board believes that a sound executive compensation program directly links pay to performance, emphasizes long-term shareholder value creation and does not encourage excessive risk-taking.

We revised the executive compensation framework in 2015 to align it more closely with our annual and longer-term strategy, reflect prevailing compensation practices among industry peers and to create a more formulaic approach to compensation decisions.

Compensation elements

COMPENSATION GOVERNANCE

The compensation committee, on behalf of the board, is responsible for executive compensation at Yamana, including recommending the strategy, policies and programs for developing and compensating senior management.

Qualified and independent committee members

The committee is made up of four independent directors with experience in five key areas:

	Human resources/ compensation	Governance	Finance	Operations/ mining	Senior business executive
Nigel Lees (Chair)	✓	✓	✓	✓	✓
Alexander Davidson	✓			✓	✓
Patrick Mars (Lead Director)	✓	✓	✓		✓
Dino Titaro	✓	✓		✓	✓

All of the committee members are experienced business professionals who have the skills and experience necessary to make decisions about our executive compensation policies and practices. All have human resources and compensation experience as members of the compensation committees of other corporations, and all have had experience working as senior executives of other mining companies.

A continuing focus on compensation governance

What we do

✓                        Benchmark to industry peers. We benchmark compensation to a group of peer companies in the mining industry to ensure compensation is fair and competitive with the market

✓                        Position target compensation around market median. We target compensation at the median of our compensation peer group for expected levels of performance

✓                        Align executive and shareholder interests. We require senior executives (senior vice presidents and above) to own Yamana equity to align their interests with those of our shareholders

✓                        Deliver the majority of total compensation in ‘at risk’ elements. Most of what we pay our executives is variable (at-risk) and not guaranteed (all but base salary)

✓                        Pay for performance. We link compensation to corporate, individual and share price performance over multiple time horizons. At least 50% of the long-term incentive is granted as PSUs

✓                        Use a disciplined approach to assess performance. We use specific measures and a pre-defined range of performance to calculate short-term awards and determine long-term incentive grants

✓                        Cap the value of incentive compensation. We have caps in place to limit payouts of incentive awards

✓                        Retain an independent compensation advisor. The compensation committee is made up of independent directors and retains an independent advisor for third party advice

✓                        Use informed judgment. The committee and board can use reasonable judgment to adjust the performance factors for the short and long-term incentive awards, including downward to ensure alignment with shareholder interests

✓                        Focus on long-term performance. We extended the vesting of RSUs and stock options to align better with shareholders’ interests and focus executives on the longer term

✓                        Engage directly with shareholders. We engage directly with shareholders on executive compensation and other matters

✓                        Provide shareholders with a ‘say on pay’. We hold an annual advisory shareholder vote on executive compensation to receive feedback on this important issue

What we don’t do (see page 31 for details)

x                           No hedging. We do not allow hedging of Yamana securities by any director, officer or employee

x                           No re-pricing. We do not re-price stock options or other equity incentives

x                           No clawback policy. We continue to monitor regulatory developments, but do not currently have a policy. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed

Independent and objective advice

The committee retains an independent advisor to attend committee meetings and provide ongoing support, including research and analysis, insights into market and compensation trends, and advice related to executive compensation. The committee takes the advisor’s reports and recommendations into consideration when assessing compensation structure and awards, but makes its own decisions and recommendations to the board.

In November 2015 the committee retained Willis Towers Watson as its new independent advisor following an extensive review. They are independent of management, well qualified in human resources and compensation matters, and represent the interests of shareholders when working with committees and boards.

The committee reviews the advisor’s independence every year. The committee confirmed Willis Towers Watson’s independence after reviewing the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the six factors set out by the U.S. Securities and Exchange Commission that compensation committees should consider when selecting and monitoring the independence of their compensation advisors.

The committee based its 2016 decision on the following:

•        Members of the executive compensation consulting team are not responsible for selling other Willis Towers Watson services to Yamana and receive no incentive or other compensation based on the fees charged to Yamana for other services provided by Willis Towers Watson or any of its affiliates.

•        Willis Towers Watson’s executive compensation consulting team is separate and distinct from a team that assists Yamana’s management with the bi-annual employee engagement survey.

•        The executive compensation consultants do not have a business or personal relationship with any of the compensation committee members or management, and do not own Yamana shares other than possibly through mutual funds.

•        Willis Towers Watson has strict protocols and processes to mitigate conflicts of interests and all consultants are required to adhere to a code of conduct.

The table below shows the fees paid to Willis Towers Watson in 2016 and 2015. The committee chair must pre-approve all services provided to management by the independent advisor.

Compensation advisory services	2016	2015
Executive compensation-related fees	$264,665	$107,364
Other compensation-related fees	—	—
All other fees (prior to retaining Willis Towers Watson as the independent advisor)	—	$290,034
Total fees	$264,665	$397,398

Executive compensation fees in 2016 were for advising the committee during its review of executive compensation, including the compensation peer group, benchmarking compensation for the Chairman and CEO and other named executives and senior officers. Fees in 2015 were for advising the committee during its comprehensive review of executive compensation, including the compensation peer group, benchmarking compensation for the Chairman and CEO, named executives and other senior executives, and changes to incentive plan designs.

Willis Towers Watson did not provide any other services to Yamana or the committee in 2016. Any services provided to Yamana or management must be pre-approved by the committee to make sure the work does not compromise its independence and work with the committee.

All other fees in 2015 were for our bi-annual employee engagement survey and were incurred before the committee retained Willis Towers Watson as its independent compensation advisor.

Compensation risk management

As part of its role in overseeing the risk associated with executive compensation, the committee works with the independent advisor to review our compensation program to make sure it reflects good business practices, is in line with regulatory expectations, and is structured so executives are not encouraged to take excessive risks.

•        We benchmark compensation for our senior executives against a group of industry peers that are similar in structure, size and type of business to make sure our compensation levels are appropriate.

•        Our short-term incentive is based on corporate and individual performance. We use a balanced scorecard to assess corporate performance with pre-determined corporate performance measures and weightings, and threshold, target, stretch and maximum levels to cap the calculated scores and not encourage excessive risk-taking.

•        Long-term incentive awards are based on a suite of leading performance and a number of other considerations to determine the size of grant. The award is allocated at least 50% to performance share units (PSUs) and the balance to restricted units and/or options so awards vest and pay out at different times.

•        The board can use informed judgment to adjust the compensation awards up or down based on its review and assessment as it deems appropriate.

•        All decisions about executive pay must be approved by the board. The Chairman and CEO recuses himself from any board discussions about CEO pay.

•        We do not allow a Yamana director, officer or employee to hedge Yamana securities. We do not re-price stock options or other equity incentive awards. We continue to monitor regulatory developments on clawbacks. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed.

In 2014, the committee completed a comprehensive review of compensation-related risks. Based on this review and the new executive compensation framework introduced in 2015 (which aligns with governance best practices), the committee believes that the structure and design of executive compensation do not incent the named executives or any employee who works in a principal business unit or division to take inappropriate or excessive risks, are not reasonably likely to have a material adverse effect on the company, and that our overall compensation framework is in line with standard principles and practices.

Share ownership

We require senior vice presidents and above, including the named executives, to own at least two times their annual salary in Yamana equity to reinforce our focus on the long term and align business decisions with shareholders’ interests. The Chairman and CEO must hold three times his annual salary. Executives can count common shares and RSUs (and DSUs for the Chairman and CEO) for meeting the guidelines.

Executives are required to meet the guidelines by December 31, 2020 (five years from the date the policy was implemented) or within five years of assuming the position, and must maintain the minimum requirement throughout their tenure as a senior executive. Our Chairman and CEO currently holds 25 times his base salary in common shares, DSUs and RSUs (see page 52 for details).

The compensation committee reviews compliance at least once a year, usually in the first fiscal quarter following year-end. It uses the current market value or the book value, whichever is higher, to calculate the values for compliance.

We do not currently require the CEO and other named executives to maintain their share ownership after retiring or leaving the company, but the committee may introduce this requirement in the future.

The table below shows each named executive’s share ownership as at February 15, 2017. All of them had met their ownership requirement except Daniel Racine, who started with Yamana in May 2014 and has until December 31, 2020 to meet the requirement. Turn to page 52 to read more about Mr. Marrone’s equity holdings.

	Target	Salary ($)	Common shares held (# / $)[1]	RSUs / DSUs held (# / $)[2]	Market value of holdings ($)[3]	Book value of holdings ($)	Meets requirements	Current holdings (as a multiple of base salary)
Peter Marrone Chairman and Chief Executive Officer	3x	1,476,600	692,920/ 5,589,133	2,995,162/ 31,558,386	12,613,229	37,147,519	yes	25x
Charles Main Executive Vice President, Finance and Chief Financial Officer	2x	451,217	267,023/ 1,622,136	165,064/ 667,688	1,477,736	2,289,824	yes	5.1x
Daniel Racine Executive Vice President and Chief Operating Officer	2x	450,000	28,781/ 87,273	154,904/ 555,479	628,202	642,752	no4	1.4x
Darcy Marud, Executive Vice President, Enterprise Strategy	2x	450,000	396,222/ 1,866,017	148,223/ 513,982	1,862,000	2,399,999	yes	5.3x
Greg McKnight Executive Vice President, Business Development	2x	450,000	261,409/ 2,210,582	168,634/ 652,564	1,470,746	2,863,146	yes	6.4x
Average executive holdings as a multiple of annual salary								8.7x

Notes

(1)    The value of common shares has been calculated using book value.

(2)    The value of RSUs and DSUs has been calculated using book value.

(3)    The market value of holdings is the total holdings multiplied by Cdn$4.47, the closing price of Yamana shares on the TSX on February 14, 2017. The values have been converted to US dollars using the Bank of Canada closing exchange rate of Cdn$1.00 = $0.7651 on that date.

(4)    Daniel Racine has until December 31, 2020 to comply with shareholding requirements.

Decision-making process

Beginning of the year

Our compensation decision-making process starts at the beginning of each year, when we assess and confirm our compensation philosophy, program guidelines and structure. We also choose performance measures and set targets for the short-term incentive plan that aligns with our strategy.

1. Review compensation structure	• Review our overall compensation philosophy and structure for the named executives • The compensation committee recommends any changes to the board for approval

2. Confirm the peer group	• Review and confirm the selection criteria used to determine peer companies • Review and confirm the composition of the compensation peer group, applying the selection criteria

3. Establish performance measures

•        Choose performance measures and set targets used to assess corporate performance for the short-term incentive plan and to determine the grant value of long-term incentive awards

•        Monitor corporate performance against these measures throughout the year

•        Individual objectives are also established for each named executive to assess their annual performance

4. Assess risk and confirm approach

•        Review the design of incentive plans and the selected performance measures to:

•        consider potential payouts under different performance scenarios

•        make sure our decision-making process, incentive plans and compensation levels do not give executives an incentive to take excessive risks or make inappropriate decisions

End of the year

At the end of each year, we apply a rigorous process to assess performance and award compensation, which includes reviewing corporate, mine site and individual performance. The compensation committee, in consultation with its independent advisor, carries out the review and presents its recommendations to the board for review and approval.

5. Review performance

•        Review corporate performance mid-year and at the end of the year. The compensation committee assesses the performance of the named executives throughout the year during specific business reviews and committee meetings

•        The Chairman and CEO completes a review of each named executive’s individual performance against their objectives

6. Review competitive position

•        The independent advisor prepares a comprehensive report that includes the following:

•        a review of our compensation peer group

•        a comparison of named executive compensation relative to peers to determine the market positioning of:

•        base salary

•        target total cash compensation

•        target total direct compensation

•        target pay mix

7. Review past pay levels	• Review historical pay for performance for the named executives for the previous three years

8. Award compensation

•        The committee reviews the Chairman and CEO’s performance, competitive positioning and past pay levels, consults with its independent advisor, and makes recommendations to the board for approval

•        The Chairman and CEO reviews the performance and compensation of the other named executives, and recommends short-term incentive awards, long-term incentive grants, and the following year’s salary for review and approval by the chair of the compensation committee (as delegated by the board)

COMPENSATION PHILOSOPHY

Our compensation philosophy supports our goal to be a recognized leader in precious metals mining by maintaining a strong entrepreneurial management team. Yamana motivates executives to focus on the long-term performance of the company by establishing a strong link between performance and compensation while building equity ownership.

Our compensation philosophy for executives is based on the principle of pay for performance. We are guided by six compensation principles, which were approved by the board and form the foundation for all decisions on executive pay and motivate the achievement of our corporate strategy.

Pay for performance

Compensation must be in line with the mining industry, so we can attract executive talent when necessary, retain and motivate the highly qualified and experienced team we have now, and compensate them appropriately.

The majority of what we pay our executives is variable (at risk), and based on performance to promote the achievement of our annual and longer-term strategies. The proportion at risk increases with each executive level, and a significant portion is equity-based to focus executives on creating long-term value and to align with the interests of our shareholders.

Target mix of total direct compensation elements

At least 75% of senior executive pay is at-risk as shown below. The actual mix depends on corporate and individual performance and can vary from year to year.

COMPENSATION BENCHMARKING

Target and actual compensation for the Chairman and CEO and other named executives are reviewed annually against a group of peer companies and benchmarked based on position, organizational role and overall scope of responsibility.

We target total direct compensation (base salary + target short-term incentive + target long-term incentives) around the median of our mining industry peers for expected levels of performance. Actual total direct compensation may be above or below the market median based on actual levels of performance.

The committee reviews and approves the peer group every year to make sure it continues to be appropriate. It bases its review on the following:

Criteria	Screening	Rationale
Corporate structure	Publicly traded companies headquartered in Canada or the US. All peers are publicly traded; 92% Canada / 8% U.S.	Our market for talent includes peer companies in Canada and the US

Industry	‘Gold’ or ‘Diversified Metals & Mining’ industries and focused primarily on gold mining All peers are within the mining industry: 75% Gold companies; 25% Diversified Metals & Mining companies	We typically source and lose talent from within the mining industry, and our gold mining peers face the same market environment and volatility challenges

Size	Similar in size to Yamana by revenue, market capitalization, assets and gold production Across the various measures, Yamana is positioned around the median of the peer group	We position target compensation at the median to be competitive with the market

Type of business

Similar in organizational complexity and international scope according to the number, life cycle and location of operating mines and exploration projects
All peers have complex operations with international mine sites (operating and / or exploration projects) outside North America

We benchmark executive compensation to roles with similar scope of complexity and responsibility

Compensation peer group

The committee applied the selection criteria for 2016, which resulted in the 2016 compensation peer group consisting of the following 12 mining industry peers, unchanged from 2015:

Agnico-Eagle Mines Limited,

Barrick Gold Corporation,

Centerra Gold Inc.,

Eldorado Gold Corporation

First Quantum Minerals Ltd.

Goldcorp Inc.

IAMGOLD Corporation

Kinross Gold Corporation

Lundin Mining Corporation

New Gold, Inc.

Newmont Mining Corporation

Teck Resources Limited

The table below compares Yamana’s size relative to the peer group on four criteria. All financial information was collected from S&P Capital IQ.

Percentile	Revenue (last fiscal year) ($M)	Market capitalization (3 month average) ($M)	Assets (last fiscal year) ($M)	Gold production (last fiscal year) (000)
75th percentile	$5,911	$17,259	$21,381	2,873
50th percentile	$2,406	$7,185	$7,544	806
25th percentile	$894	$3,111	$4,327	382
Yamana	$1,788	$5,353	$8,802	1,275

ELEMENTS OF EXECUTIVE COMPENSATION AND DECISIONS FOR 2016

Element				Objective and design features	Term / vesting	Form
Total direct compensation
FIXED	SHORT-TERM	Base salary

Basis for attracting talent and remaining competitive. Rewards individual experience, responsibilities and past performance

•   Established at the beginning of the year based on compensation survey data from the previous year

•   Used to determine other elements of compensation and benefits

					1 year	Cash
AT RISK		Short-term Incentive

Rewards achievement of specific annual goals and aligns performance with corporate strategy

•   Corporate performance (70% weight):
Operational (25%), Financial (25%), Exploration (15%), HSEC (15%), Business Development (20%)

•   Individual performance (30% weight): Vary by role

•   + / - 15% of score based on informed judgment of the board

•   Not paid if performance results are below threshold

•   Awards are capped at 200% of the executive’s target award

					1 year	Cash
	LONG-TERM	Performance share units (PSUs)	At least 50% of LTI

Align the interests of executives and shareholders and reward achievement of sustained long-term performance

•   Performance factor based on our 3-year TSR compared to the S&P/TSX Global Gold Index

•   Payout ranges from 0% to 200% of target

					3 years Vesting contingent on performance at the end of the 3-year performance period	Cash
		Restricted share units (RSUs)	Up to 50% of LTI	Incentivize long-term performance and promote retention of executives • RSUs vest based on time and are exchanged for Yamana common shares on vesting	Up to 5 years as determined by the board One-third vest each year over 3 years	Equity
Stock options

Provide executives with greater leverage for outperformance and align compensation with the creation of shareholder value

•   Options give the holder the right to buy Yamana common shares at a pre-determined price in the future

					7 years One-third vest on the first, second and third anniversary of the grant	Equity
Deferred share units (DSUs) (CEO only)

Align the interests of executives with Yamana’s long-term performance, since units are held until the participant leaves the company

•   DSUs are notional shares that have the same value as our common shares. The board can use informed judgment to grant DSUs to the Chairman and CEO as part of his long-term incentive awards

					Vest immediately, hold until termination of employment	Cash

Indirect compensation

Pension and perquisites • Executive defined contribution pension plan • Supplementary life, medical, dental and disability insurance • Taxable cash allowance for specific perquisites	Designed to be competitive overall with equivalent positions, to promote greater executive satisfaction, and to manage program and administrative costs • Awarded based on the executive’s position and relative to our peers	—	—

Base salary

2016 salaries for Peter Marrone and Charles Main are unchanged from 2015. Increases for Daniel Racine and Greg McKnight are a result of their promotion to Executive Vice President, while Darcy Marud’s increase reflects an adjustment for internal alignment. Mr. Racine’s salary was also adjusted to US dollars in 2016 for internal alignment.

The committee benchmarked executive vice president salaries to the market, and validated its findings and recommendations for salary adjustments with its external compensation consultant (see page 35).

	2015 base salary ($)	2016 base salary ($)
Peter Marrone	1,476,600	1,476,600
Charles Main	451,217	451,217
Daniel Racine	Cdn 300,000	450,000
Darcy Marud	410,000	450,000
Greg McKnight	380,055	450,000

See the summary compensation table on page 53 for details.

Short-term incentive awards

Short-term incentive awards are based on an assessment of corporate and individual performance, within a range of 0% to 200% of a named executive’s target award, calculated as a percentage of base salary.

The following formula is used to calculate each executive’s short-term incentive award:

Calculating the performance score for 2016

At the beginning of the year, corporate and individual performance measures and targets are set, and these support our corporate strategy. At the end of the year, performance is assessed against those measures and targets to calculate the performance multiplier, as described below. The board approves the final corporate score.

2016 corporate score

Corporate performance is measured across five categories. Specific measures within each category are expected to be generally the same from year to year, although the business and corporate development measures will change depending on our annual business objectives. Threshold, target, stretch and maximum levels of performance are defined for the various measures at the start of the year as part of the annual budget process.

2016 corporate performance was evaluated for each of the performance categories and measures, by reviewing actual results within a pre-defined performance scale. Target and actual results reflect our consolidated operations including

Mercedes up to the third quarter of 2016 to capture year to date performance until the sale. Results do not include the Riacho dos Machados gold mine, which we acquired in 2016 after corporate targets had been established.

The 2016 corporate performance score was calculated at 135.8%, based on the achievement of specific goals in five key areas: operational, financial, exploration, HSEC and business development.

After an additional review of company performance, market conditions and share price performance, the committee and board chose not to adjust the score because they felt the calculated score appropriately reflected 2016 performance.

Performance scale

Each performance measure was reviewed within a performance scale, ranging from 0% for below threshold performance, up to 200% for maximum performance.

See page 40 for a discussion of this year’s performance measures and results.

Performance scale (% of target)

200	maximum
150	stretch
100	at target
50	threshold
0	below threshold

2016 scorecard

The table below summarizes the weighted categories and measures to evaluate performance for 2016.

	Measure	Weight	Description	Rationale
Operational 25% weight	Gold production	19%	Total ounces of gold produced	Meeting production targets is the company’s baseline to achieving its financial performance and demonstrates strength in our planning/execution cycle.
	Silver production	1%	Total ounces of silver produced
	Copper production	5%	Total pounds of copper produced
Financial 25% weight	Cash flow • from operations before net change in working capital • from operations after working and sustaining capital • from operations after working and sustaining capital, interest and dividends	12.5%

Total cash flow from operations before net working capital changes

Total cash flow from operations after net working capital changes and sustaining capital

Total cash flow from operations after net working capital changes and sustaining capital, interest and dividend payments

The ability to produce strong operating cash flow throughout the commodity price cycle ensures sustainability of the company’s business model and further guarantees that capital is consistently available to reinvest in the business and return to shareholders. Cash flow will be impacted by changes in metal prices, which are outside of the company’s control.

	Co-product all-in sustaining cash costs	6.25%	Co-product all-in sustaining cash costs from continuing operations per ounce of gold, excluding hedges

The company believes that co-product all-in sustaining cash costs represent the primary metric defining the company’s efficiency and ability to adjust to changing commodity prices. Maintaining a low all-in sustaining cost structure and adjusting costs to market conditions to maintain positive margins will drive shareholder value.

	Balance sheet improvement	6.25%	Balance sheet improvement	A strong balance sheet will enable the company to more freely pursue corporate objectives and strategic interests.

Exploration 15% weight	Mineral reserve replacement	15%

Mineral reserves replacement target includes the total proven and probable gold mineral reserves for all operations, including Brio Gold Projects but excluding Alumbrera set at December 31, 2015 values.

It is recognized that not all gold ounces have equal rating, such as the discovery and conversion of new ounces at producing mines may have more bearing than new proven and probable mineral reserves elsewhere. The board will take into account the quality of the ounces, where they occur in relation to where they have been depleted, as well as the disposition of ounces that may be associated with any business development opportunities such as the potential acquisition or sale of assets.

Mineral reserve replacement and mineral reserve growth is key to maintaining and improving shareholder value. Mineral reserve replacement is an annual goal that is measured by the development of new resources which are evaluated for mineral reserve classification. It is common that mineral reserve growth may occur at one or several mines in one year and at other mines in subsequent years due to available new resources to convert, development plans and capital deployment decisions. As such, mineral reserve replacement on a corporate reporting scale is a notable achievement, and growth beyond that is aptly considered a “stretch” goal.

Health, safety, environment, community (HSEC)	Health and safety	10%	Total recordable injury frequency rate (includes loss time, modified duty and medical aid incidents). A fatality will result in a zero score.	Our vision of zero significant incidents to our people and the environment and enhancing our social license is measured through our management systems and HSEC performance.
15% weight	HSEC performance	5%

Achievement of HSEC indicators. Performance is determined based on the number of indicators completed:

•    8 out of 8 is considered maximum performance

•    7 out of 8 is considered stretch performance

•    6 out of 8 is considered target performance

•    5 out of 8 is threshold performance

2016 indicators:

1.   Achieve 18001 certification

2.   Completion of audit action plan OHSAS 18001

3.   No level 4 or higher environment incidents (incidents that extend beyond site boundary, requires informing the public, remediation would take longer than 1 year)

4.   Achieve 14001 certification

5.   Completion of audit action plan ISO 14001

6.   No level 4 or higher community incidents (incidents in which social license is threatened, severe community reaction, requires support from third party)

7.   100% community complaints investigated and closed

8.   Completion of Yamana Health and Safety Management System (YMS) audit action plan

Business corporate development 20% weight	Strategic initiatives	20%	Demonstrate value accretion	Business corporate development initiatives support the corporate strategy for 2016.

The following pages summarize the calculation of our corporate performance for 2016, which resulted in a total score of 135.8%.

Target and actual results reflect our consolidated operations including Mercedes up to the third quarter of 2016 to capture year to date performance until the sale. Results do not include the Riacho dos Machados gold mine (MRDM) which we acquired in 2016, after corporate targets had been established.

	Operational (25%)	Financial (25%)	Exploration (15%)	Health, safety, environment and community (15%)	Business corporate development (20%)	Total (100%)
Score	25.1%	31.5%	21.6%	27.6%	30.0%	135.8%

	Threshold	Target	Stretch	Maximum
	50%	100%	150%	200%	Result	Achievement		Weight		Score
Operational (25% weight)										25.1%
Gold production (000 ounces)	1,207	1,270	1,302	1,334	1,237	74.3%	x	19%	=	14.1%
Silver production (000 ounces)	6,695	7,048	7,224	7,400	7,036	98.3%	x	1%	=	1.0%
Copper production (000 pounds)	104,500	110,000	112,750	115,500	115,548	200%	x	5%	=	10.0%

In relation to the STI scorecard, gold production was slightly below the target, which was more aggressive than the consolidated full year guidance. Consolidated production was above target for 2016 as production at most mines was in line with or above target.

For copper production, also taken into account was the significant over performance of Chapada in the third and fourth quarters of 2016 to recuperate lost production due to several non-management related factors including a mechanical failure and weather related issues.

As part of ongoing analysis, the relative weighting of gold, silver and copper production will be evaluated in future years to ensure that production of various metals is reflective of their contributions to the company.

Financial (25% weight)										31.5%
Cash flows ($000s):						200.0%	x	12.5%	=	25.0%
from operations before net change in working capital [1,2]	596,133	627,508	643,196	658,883	667,295	226.8%
from operations after working and sustaining capital [1,2]	342,948	360,997	370,022	379,047	381,612	214.2%
from operations after working and sustaining capital, interest and dividends [1,2]	239,158	251,745	258,039	264,333	259,284	159.9%
Co-product all-in sustaining cash costs ($ per ounce) [3]	876	834	814	793	903	0%	x	6.25%	=	0.0%
Balance sheet improvement $300M over two years	75,000	150,000	225,000	300,000	160,000	104.0%	x	6.25%	=	6.5%

Cash flow is viewed from a number of different perspectives, as the company takes various approaches in its assessment of financial performance related to cash flow. While comparing cash flows to target, the comparison is impacted by the assumed metal prices included in the target calculation versus the actual realized prices which will differ in the comparison. While cash flows are impacted by metal prices, co-product all-in sustaining costs is a measure that is more within the company’s control as it is not impacted by metal prices. All-in sustaining cost metrics reflect the ability of the company to maintain a low cost structure and the flexibility to adjust to market conditions, resulting in a positive margin to drive shareholder value. Increases in cash flows reflect improvements made across the portfolio to reduce costs as part of a focus on margin expansion. Cash flow increases have been supplemented by various monetization initiatives to further strengthen Yamana’s financial position.

While 2016 co-product all-in sustaining cash costs met consolidated full year guidance, they were below the more aggressive STI targets resulting in the final results being below our performance threshold. Yamana continues to pursue net debt reduction to further strengthen and sustain a robust financial position, sourced from operating cash flows and from monetization initiatives pursued by the company in line with the previously stated objective of debt reduction. In 2016 the company completed debt reduction and balance sheet improvement initiatives, which enhanced our financial position and flexibility. Monetization initiatives included the purchase rights offering which generated proceeds of $40.7 million, the sale of the Mercedes mine for cash proceeds of $122.5 million and the sale of certain other securities for proceeds of $33.6 million. The foregoing resulted in a net debt reduction of $160 million comprised most notably of the following: early repayment of senior debt notes of $17.8 million; scheduled repayment of senior debt notes of $73.5 million; and net repayment of revolver debt of $70.0 million.

(1)         Non-GAAP measures. See page 78 for more information.

(2)         Cash flows from operating activities before net change in working capital for 2016 was $ 626.6 million, cash flows from operating activities after sustaining capital was $371.4 million and cash flows from operating activities after sustaining capital, interest and dividends was $247.2 million. For the purposes of targets established in the beginning of 2016, the company had included cash flows from Mercedes and, as such, cash flow results reflected in the scorecard include Mercedes cash flows to third quarter 2016 which were reported as discontinued operations for the year. Cash flows from operating activities includes cash flows generated by MRDM, which are removed from scorecard cash flow results. The company was above target for all three cash flow metrics, including achieving above the maximum for two of the three metrics, resulting in an awarded score of 25%.

(3)         The resulting co-product all-in sustaining cash costs for 2016 were $903 per ounce, inclusive of Mercedes until the date of disposition and exclusive of MRDM in accordance with our scorecard methodology.  Financial results report co-product all-in sustaining cash costs of $911 per ounce from continuing operations, inclusive of MRDM. In both cases, the company did not score in this metric.

Exploration (15% weight)										21.6%
Mineral Reserve replacement	15,064	15,857	16,253	16,650	16,206	144.0%	x	15%	=	21.6%

Mineral reserve growth is largely due to new mineral reserve additions at Upper Beaver and C1-Santa Luz mineral reserves. Reduction of mineral reserves due to mining depletion was experienced at Canadian Malartic, Gualcamayo, Jacobina and Minera Florida. Depletion of mineral reserves at El Peñon was due to mine depletion and, more importantly, to the use of a more stringent criteria for incremental ore and mineral reserves categorization in light of the current configuration of vein zones which is expected to improve the reliability of mine plans. The company also considered significant exploration successes at Canadian Malartic, Gualcamayo, Jacobina and Minera Florida, and going forward, will consider mineral reserves on an asset by asset basis in addition to total aggregate performance.

See our website for details about our mineral reserves and mineral resources as at December 31, 2016.

Health, safety, environment and community (HSEC) (15% weight)										27.6%
Health and safety Total Recordable Injury Frequency rate reduction (a fatality will result in a zero score)	1.089	0.990	0.891	0.792	0.84	176.0%	x	10%	=	17.6%
HSEC performance Achievement of HSEC indicators	100% of 5 indicators	100% of 6 indicators	100% of 7 indicators	100% of 8 indicators	8 indicators	200.0%	x	5%	=	10.0%

Our vision of “One Team, One Goal: Zero” is a clear indication that creating value includes managing any potential impacts we may have on our employees, our communities and the environment, and enhancing our social license. We believe that well implemented HSEC systems will reduce risk and improve our HSEC performance. In 2016, we maintained our OHSAS 18001 and ISO 14001 certifications, and met all of our HSEC systems implementation targets as measured by internal audits. The company includes performance of its contractors in assessing its overall health and safety performance.

Yamana achieved its target of an overall reduction of the Total Recordable Injury Rate (TRIR) in 2016. In this measure, a fatality based on an industrial event at the mine, plant or otherwise related to operations would automatically score a zero on this measure. Factors that are outside the control of the company and not related to operations would not be considered. In 2016, we regret that a fatality occurred at one of our mines during an armed robbery with a significant show of force that overwhelmed our security. Our people are instructed in these situations not to respond with force and to fully comply. Taken into consideration was that these protocols were fully followed and our people acted appropriately and fully complied with their training and the demands of their assailants. The fatality resulted from the apparent accidental discharge of the firearm of one of the assailants while our people complied with their demands. While these events are rare, we regret the loss of life which occurred.

We had a number of other notable achievements last year and put in place some important measures that will help advance our HSEC performance measures in the future. Namely, our exploration projects throughout Latin America as well as our Cerro Moro development project operated for a full year without serious injury to employees or contractors (no injuries, no restricted work cases and no medical aids). Our number of Lost Time Incidents also decreased by approximately 20%, with some of our largest mines completing the year with only 1 or 2 occurrences.

Business corporate development (20% weight)			30.0%
Successful completion of the acquisition and integration of Riacho dos Machados (MRDM) into Brio Gold Division (high impact)	Achieved	150%	30.0%
Advance efforts on Brio Gold to best position Yamana for a possible monetization event	Partially achieved
• Demonstrated increase in internal views on value from US$300 million pre-money value contemplated in December 2015 (medium impact)
• Demonstrated increase in consensus street views on value from year-end 2015 to year-end 2016 (medium impact)
Successful monetizations of non-core assets (high impact)	Achieved
Overall score (out of 100)			135.8%

You can find more details about our performance in our management’s discussion and analysis (MD&A) on our website (www.yamana.com). Some of our measures are not calculated according to generally accepted accounting principles (GAAP).

[sidenote]

Performance is considered on a per share measure

Yamana considers performance under its short-term incentive plan on a per share measure.  Our share count was unchanged in 2016 (other than very modest changes based on approved share compensation) and, as such, per share performance and aggregate performance are the same. Information is presented in aggregate rather than per share in the scorecard for the short-term incentive plan for comparison purposes to the prior year although the measure was considered, and will be considered, per share.  There may be occasions in certain circumstances in which per share measures will not accurately reflect performance. An example would be an acquisition of a pre-production asset for shares which would increase the share count although decrease certain measures such as cash flows per share. In those situations, while the per share measure will be taken into account, some consideration will be given to the aggregate. Mostly, per share measuring is used in production, cash flows and mineral reserves.

2016 individual performance

We assess individual performance against quantitative and qualitative goals using our performance management system. The goals are set at the beginning of the year and are designed to support our strategy and help assess the executive’s individual performance in their role.

The compensation committee assesses the Chairman and CEO’s performance and recommends an individual score to the board for approval. The CEO assesses the performance of the other named executives and recommends the individual scores to the compensation committee for review and approval.

The table below summarizes the individual achievements of each named executive and their individual performance score, used to determine 30% of the short-term incentive award for 2016.

Achievements in 2016	Score (%)
Peter Marrone

•        Provided leadership in ensuring a strategy of strong mine diversity, overall low geopolitical risks, favorable cost position, multi-metal exposure and good liquidity

•        Progressed the company’s strategy and ensured its alignment with senior management key performance measures

•        Consolidated Yamana’s efforts at improving management talent and optimizing the management construct

•        Improved mine plans for all mines for more sustainable production

•        Prioritized significant new exploration discoveries and advanced previous discoveries

•        Spearheaded the continued advancement of the development of Cerro Moro and Suruca at Chapada

•        Provided leadership for significant improvement in financial performance, including increased cash flow and free cash flow and margin expansion

•        Led the strengthening of the company’s balance sheet and reduced net debt

135.8% Between meets and exceeds expectations
Charles Main

•        Managed a strengthened balance sheet including improved financial liquidity

•        Oversaw continued reductions in general and administrative expenses

•        Successfully transitioned responsibilities and appropriately stepped back from full accountabilities due to retirement, as they were taken over by the incoming CFO

100% Meets expectations
Daniel Racine

•        Oversaw significant production improvements across the mine portfolios. The company met and exceeded its production expectations in Chapada and Gualcamayo and more ore was mined at El Peñon. Canadian Malartic continues to deliver record production

•        Revised the process used to complete mine plans and budgets for alignment to production expectations

•        Established a formal continuous improvement function, resulting in improved throughput and recovery at Chapada, revised costs and mining methodology at Jacobina, new sustainable mining plans and narrow vein mining at El Peñon, mill optimization and exploration at Minera Florida and cost reduction and greater exploration at Gualcamayo

•        In partnership, provided leadership for Yamana relative to the permitting for Barnat at Canadian Malartic

•        Appointed a dedicated supply chain vice president and maintenance officer to drive further operational efficiencies and optimizations

•        Simplified the operations structure to improve communication and efficiencies

135.8% Between meets and exceeds expectations
Darcy Marud

•        Continued to oversee the implementation of the updated protocol for corporate mineral reserves and mineral resources with new procedure manual, clarification of accountabilities and timely reporting (in progress)

•        Increased the strength of the Technical Services group in Toronto

•        Ensured that Cerro Moro has continued to progress on time and on budget (in progress)

•        Revamped the El Peñon exploration strategy by ensuring high priority targets are explored and appropriate talent is in place (in progress)

•        Coordinated review of internal dormant NAV opportunities with the Senior Vice Presidents of Operations, Exploration, Technical Services and Business Development (in progress)

100% Meets expectations
Greg McKnight

•        Successfully completed the reorganization of Brio and the preparation of a value creation transaction

•        Successfully completed the metal purchase agreement with Altius, which funded the Riacho dos Machados acquisition

•        Successfully completed a positive first step in monetization of Brio Gold by completing an IPO via a rights offering despite facing significant headwinds in the gold market with gold declining approximately $150 per ounce during the execution of the transaction

•        Successfully managed the negotiations to sell Mercedes, in a transaction that raised approximately $164 million in consideration, including $122.5 million in cash and approximately $20 million in VAT receivables

135.8% Between meets and exceeds expectations

2016 short-term incentive awards

Applying the compensation framework, including a corporate performance score of 135.8% of target, together with individual scores (above), actual short-term incentive awards for named executives ranged from 89% to 135.8% of target.

For 2016, consistent with other named executives, Mr. Marrone’s calculated short-term incentive award was $2,505,975, equal to 135.8% of the 125% CEO target (170% of salary). However, following a comprehensive review of company performance, in particular TSR over the past three years, Mr. Marrone elected to receive, and the board approved, an actual short-term incentive award of $1,503,585. This award value also reduced his actual total cash compensation and the company’s annual contribution to his defined contribution pension plan.

	Base salary ($)	x	Incentive target (% of base)	x	Corporate score (see page 40)		+	Individual score (see page 43)		=	Calculated award value ($)	=	Actual award value ($)
Peter Marrone	1,476,600		125%		135.8%	x 70%	95.0%	135.8%	x 30%	40.7%	2,505,975		1,503,585
Charles Main	451,217		100%		135.8%	x 70%	95.0%	100%	x 30%	30.0%	612,617		400,000
Daniel Racine	450,000		100%		135.8%	x 70%	95.0%	135.8%	x 30%	40.7%	610,965		610,965
Darcy Marud	450,000		100%		135.8%	x 70%	95.0%	100%	x 30%	30.0%	610,965		450,000
Greg McKnight	450,000		100%		135.8%	x 70%	95.0%	135.8%	x 30%	40.7%	610,965		610,965

The board can use informed judgment to adjust the calculated compensation amounts for the named executives:

•        Mr. Marud: 80% of his calculated value was awarded. While performance is on track, outcomes for some deliverables remain in progress for a number of key objectives.

•        Mr. Main: as 2016 was a year of transition due to his retirement, the plan framework was not applied. The board determined that an award of approximately 70% of the calculated short-term incentive value was appropriate.

Long-term incentive awards

Target grant values are defined for each named executive (expressed as a percentage of base salary), with reference to the market median of our industry peer group for expected levels of performance.

Each year, grant values may be adjusted within a range of 50% to 150% of target based on four categories of leading performance indicators that are critical to our sustained long-term success: Financial, Operational, People and Growth.

We expect these categories to remain consistent each year, but the specific goals and achievements in each category may change based on our priorities and as our corporate strategy evolves.

We use the following formula to determine the value of each executive’s long-term incentive grant. Historically the board has not considered the value of outstanding awards when setting the value for new grants:

2016 suite of leading performance indicators

Determining the awards

The board set the grant value of long-term incentives at 100% of target, citing the following achievements, all of which are expected to increase shareholder value over a longer-term horizon:

•        improvements in debt and working capital realized in total at the end of 2016

•        improvements in mine plans for more sustainable production

•        advancements in the development of Cerro Moro and Suruca, a gold only deposit at Chapada, as well as permitting for the Barnat extension at Canadian Malartic

•        significant new exploration discoveries that will have longer-term impacts on value creation

•        significant financial performance including increased cash flow and free cash flow and expanded margins.

Financial	Operational

•        Improvement in margins resulting from a continued focus on quality production and liquidity was maintained as a result of debt repayment efforts.

•        Multi-year generation of free cash flow from $119.3 million in fiscal 2014 to $202.6 million in fiscal 2016 demonstrates our ability to generate cash for discretionary purposes.

•        Year over year improvement in adjusted return on equity from 7% in fiscal 2014 to 12% in fiscal 2016, indicates a positive trend.

Work in progress

•        Achievement in operating cash flow (excluding cash generated by metal purchase agreements) of $673 million reflected the production of high quality ounces and subsequent improvement of Yamana’s balance sheet. Further increases in free cash flow will enhance our balance sheet and allow for increased financial flexibility.

•        Several aspects of returns on invested capital were considered, and the board concluded cash return on invested capital was most representative. We have seen periods of cash return on invested capital of over 10% historically, and it moved from 5% in fiscal 2014 to 9% in fiscal 2016. Although this is lower than previous years, Yamana is well positioned for further improvement.

•        Implemented a strategy to reduce our debt position to provide greater financial flexibility and to pursue organic growth. We have a stated objective of reducing debt by at least $300M between 2016 and 2017. Over the course of 2016, Yamana reduced its debt by $159M. While on track, this key objective is an important ‘work in progress’ into 2017. Debt reduction initiatives in 2016 include:

•      Sold Mercedes for $122.5M in cash plus $26M in shares, warrants, and a Net Smelter Return. We expect to recover a further $22M over the next 12 months from income tax and VAT recoveries

•      Sold Sandstorm warrants for $33.6M

•      Raised $41M via Brio Gold Purchase Rights offering

•      We maintained the strength of our operations and reputation in our operating regions.

•      We continued our efforts to improve plant reliability, mining methods, contractor engagement, waste management and tailings management.

•      We continued our efforts and successes for strong community relations and effectively managing our social license to operate.

•      We achieved continuing success and improvement in the mine plans to create consistency, reliability and predictability of production.

•      We continue to refine our standards and protocols relating to health and safety, with particular emphasis on training both employees and contractor employees. We achieved a Total Recordable Injury Frequency result between Stretch and Maximum for 2016.

•      We maintained our reputation as a responsible corporate citizen:

•      Yamana was named one of the Best 50 Corporate Citizens in Canada by Corporate Knights again in 2016, our sixth year in a row

•      Municipality of Jacobina awards the Jacobina Mine the distinction of ‘Environmental Partner’

•      NGO Childhood Brazil recognizes Yamana as a partner of the Business Pact Against Sexual Exploitation of Children and Adolescents

•      A world renowned tailings expert completed an independent review of all our tailings facilities and no significant risks were identified

•      Canadian Malartic Exploration received the award of excellence in sustainable development from the AMEQ (Quebec exploration association) in 2016

•      We launched the Good Neighbour Guide at Canadian Malartic; 94% of the population signed up to the retroactive compensation period, demonstrating strong support for the mine’s community engagement efforts

•      We delivered 2016 production that was in line with public guidance and within cash cost and AISC expectations.

•      We streamlined our asset portfolio of operations with the sale of Mercedes and Brio Gold becoming a standalone public company. Yamana is now in an organic growth phase and will focus its efforts on its six producing mines and development of Cerro Moro towards production in 2018.

•      We are continuing our efforts to integrate various disciplines from exploration, development and operations.

•      We continue to pursue internal initiatives to realize value from dormant assets in the portfolio.

People	Growth

•        We successfully executed the transition plan for the CFO, through internal succession and promotion, reflecting management’s bench strength. We set a one-year transition period to mitigate risk and ensure uninterrupted performance of the business.

•        We established a COO position in Toronto, achieved through internal promotion, and consolidated the senior operations leadership to be centrally located in Toronto.

•        We completed succession planning of all executive leadership operational, technical services and exploration roles, including the pool of non-executives across the organization, to identify existing strengths and gaps in our workforce, and to promote internal succession.

•        We hired a Vice President of Procurement in Toronto to enhance performance through the effective management of our annual global spends and move to a centralized strategy to support cost reduction initiatives.

•        We hired a new Vice President of Information Technology to lead a transformation of the organization’s IT, including a focus and investment in value-add services, and shift to a single harmonized technology platform.

•        Continued investment in employees through training and development to enhance performance, and attract and retain high quality external hires, both of which are key to long-term success.

•        Streamlined regional offices to reduce G&A expense and to improve efficiency and effectiveness of non-operational in-country support services.

•      We achieved significant exploration success at a number of core producing mines, in particular Minera Florida, Chapada, Gualcamayo and El Peñon, which supports the longer term outlook for these operations through increasing mine life and/or production.

•      Minera Florida: We consolidated control of the entire district in 2016, providing access to unexplored areas. We expect the mineral resources to grow significantly during the 2017 drill program.

•      Gualcamayo: New oxide mineral resources are expected from two areas immediately adjacent to the current open pit; and the ongoing discoveries at deep carbonates and recent near mine discoveries suggest the potential for additional mineable gold deposits to be discovered.

•      Chapada: We made numerous recent discoveries, including Suruca, Sucupira, Formiga and Hidrothermalito, that suggest a district potential significantly larger than originally thought; gold and copper mineralization has been identified along a 15km trend; at Sucupira, adjacent to the main pit, the mineral resource continues to grow; at the Formiga target, a second copper-gold deposit with grades similar to the Chapada main pit has been identified, and Yamana recently discovered a new mineral body, the Baru target, that is immediately north of Sucupira.

•      We streamlined the portfolio of assets to focus on six producing mines and the development of Cerro Moro. This portfolio provides a platform for future organic growth.

•      We received the Barnat expansion permit at Canadian Malartic advancing with expectation for expansion to be completed in 2018.

Work in progress

•      During the original discovery phase at El Peñon, extensions to mineralization were generated but not exploited; now presenting the opportunity for the potential to increase and upgrade mineral resources. A new sustainable mine plan has been developed, which must now be executed to deliver production objectives.

•      Cerro Moro development achieved key targets in 2016, including capital spending in line with budget. Further progress is required in resource discovery, resource development, and mineral reserve growth.

Other factors

In addition to the four categories of leading performance indicators, the board also recognized the company’s strong TSR performance of 49.44% in 2016.

2016 long-term incentive grant values

Based on the performance results described above, the board approved long-term incentive grant values for 2016 compensation, equal to 100% of target levels established for each named executive.

For Mr. Marrone, the calculated grant value was $3,322,350, equal to 100% of his 225% target (225% of salary). However, in considering company performance, in particular TSR over the past three years, Mr. Marrone elected to receive, and the Board approved, an actual long-term grant value equal to $390,000.

The table below shows the calculated 2016 long-term incentive grants values to the named executives for 2016 and the allocation in PSUs and RSUs.

		Target grant		Calculated			Mix of vehicles (% of total)
	Base salary ($)	(% of base salary)	Performance score	grant ($)		Actual grant ($)	PSUs	RSUs	Stock options	DSUs
Peter Marrone	1,476,600	225%	100%[1]	3,322,350	[2]	390,000	50%	50%	—	—
Charles Main	451,217	175%	100%	789,630		600,000	50%	50%	—	—
Daniel Racine	450,000	175%	100%	787,500		760,000	50%	50%	—	—
Darcy Marud	450,000	175%	100%	787,500		600,000	50%	50%	—	—
Greg McKnight	450,000	175%	100%	787,500		760,000	50%	50%	—	—

(1)         See page 49 for details about the CEO’s performance score.

(2)         In considering company performance, in particular TSR over the past three years, Mr. Marrone elected to receive, and the board approved, a reduced long-term grant value equal to $390,000.

2016 PSU awards

PSUs granted for 2016 will vest in 2019, based on Yamana’s three-year cumulative total shareholder return compared to the S&P/TSX Global Gold Index.

Performance	Yamana’s cumulative 3-year TSR vs. S&P/TSX Global Gold Index	Vesting (% of grant)
Below threshold	more than 25% points below index	0%
Threshold	25% points below index	50%
Target	matches index	100%
Maximum	50% points above index	200%

The number of units that vest will be determined using the scale in the table to the right. If performance is between threshold and maximum, vesting will be determined on a straight-line basis, between 0% and 200% of target. The amount includes any additional units issued as dividend equivalents for dividends paid on our common shares during the performance period.

The award will be paid out in cash, calculated by multiplying the number of units that vest by the volume-weighted average share price of Yamana common shares for the five trading days immediately before the last day of the performance period.

If our three-year TSR is negative, vesting is capped at target, regardless of our relative performance compared to the market index.

CHAIRMAN AND CEO COMPENSATION PROFILE

Peter Marrone founded Yamana in July 2003. He serves as Chairman and Chief Executive Officer and has more than 25 years of mining, business and capital markets experience.

2016 leadership and performance

In 2016, Mr. Marrone continued to position the company to execute on the long-term strategy of creating value for shareholders. Reflected by the results of the corporate scorecard (135.8% of the 125% CEO target), 2016 was a strong year for business operations, with achievements in a number of areas, which include but are not limited to better delivery on Yamana’s long-term strategic plan of creating value for shareholders.

As part of these efforts, 2016 performance met or exceeded objectives across a number of key metrics and tactical priorities, which include but are not limited to the following:

•        Meeting or exceeding full year guidance on gold, silver and copper production

•        Increasing cash flow and free cash flow, and expanding margins

•        Achieving record safety and environment results, with improvements over past year

•        Developing improved mine plans for better, more sustainable production

•        Discovering new exploration opportunities and advancing key development projects, such as Cerro Moro and Suruca at Chapada, as well as permitting for Barnat at Canadian Malartic

2016 compensation decisions

Mr. Marrone’s calculated total compensation for 2016 was $8,220,582. This included a short-term incentive award of $2,505,975, reflecting 135.8% of target and a target long-term incentive award of $3,322,350 (equivalent to 225% of his salary). However, in recognition of Yamana’s TSR performance, Mr. Marrone elected (and the board approved) to receive reduced short-term incentive and long-term incentive awards, decreasing actual total compensation to $4,135,484.

[callout]

The board considered the low price environment of the company’s share price in determining the value of the long-term incentive award in order to minimize the potential windfall gains arising from volatility in the mining industry, as well as the company’s share price.  The board also noted that Mr. Marrone is well incentivized and his significant equity ownership in Yamana aligns with shareholder interests, hence the reduced weighting of his long-term incentive this year.

	Calculated		Actual
Total compensation	$8,220,582	Total compensation	$4,135,484
vs. 2015	24%	vs. 2015	13%
vs. target	13%	vs. target	- 43%
		vs. calculated	- 50%

The table below compares the target and calculated total compensation to the actual value awarded to the Chairman and CEO for 2016:

		Target
Elements of compensation		($)	Mix %	Calculated	Actual
Base salary		1,476,600	20%	1,476,600	1,476,600
Short-term incentive	% of salary	125%	25%	170%	102%
	in cash ($)	1,845,750		2,505,975	1,503,585	[1]
Total short-term compensation		3,322,350	—	3,982,575	2,980,185
Long-term incentive	% of salary	225%	46%	225%	26%
	($)	3,322,350		3,322,350	390,000	[2]
Total direct compensation		6,644,700	—	7,304,925	3,370,185
Pension [3]		498,353	7%	597,386	447,028
All other compensation [4]		135,046	2%	318,271	318,271
Total compensation		7,278,099	—	8,220,582	4,135,484

Notes

(1)    Short-term incentive award equal to 135.8% of target, including a corporate score of 135.8% of target (70% weight) and 135.8% individual performance (30% weight). Mr. Marrone elected to receive a reduced award of $1,503,585.

(2)    Long-term incentive award equal to 100% of target. Mr. Marrone elected to receive a reduced award of $390,000.

(3)    Pension value includes 15% of base salary + actual short-term incentives.

(4)    Includes total value of perquisites provided. ‘Target’ value is the three-year average of actual disclosed values for 2013 to 2015.

Compensation look back

The table below compares the value of total direct compensation awarded to Mr. Marrone for each of the past five years to the realized and realizable value as at December 31, 2016.

Values can vary significantly from year to year based on changes in share price, when the equity-based incentives vest and outstanding stock option awards are exercised. Overall, the average value received by the Chairman and CEO is down 30% from the intended compensation value, as disclosed in prior circulars.

	Total direct compensation awarded	Compensation realized and realizable as at December 31, 2016[2]
Year	($)[1]	Performance period	($)[2]	Difference (%)
2012	11,159,136	5 years: Jan. 1, 2012 to Dec. 31, 2016	$6,580.387	-41
2013	9,609,612	4 years: Jan. 1, 2013 to Dec. 31, 2016	$6,014,776	-37
2014	7,708,518	3 years: Jan. 1, 2014 to Dec. 31, 2016	$3,690,049	-52
2015	3,213,083	2 years: Jan. 1, 2015 to Dec. 31, 2016	$2,716,702	-15
2016	3,370,184	1 year: Jan 1. 2016 to Dec 31, 2016	$3,300,646	-2
			Average	-30

Notes

(1)    Includes base salary + annual cash bonus + grant date fair value of option-based awards + grant date fair value of share-based awards disclosed in prior circulars.

(2)    Includes base salary received during the year (realized), annual cash bonus paid for the year (realized), value at vesting of share units (RSUs and PSUs) (realized), value of stock options exercised during the period (realized), fair value of share units outstanding (RSUs, PSUs and DSUs) (realizable), and value of outstanding stock options that are ‘in-the-money’ (realizable).

SHARE PERFORMANCE

Total shareholder return (TSR) represents the overall financial benefit generated for shareholders (change in share price + dividends received) and is considered an effective measure of how the market evaluates the overall performance of a company over a specific period of time.

Since inception in July 2003, Yamana has taken a long-term view of performance. During the 13-year period, there has been significant market volatility over shorter-term periods. As illustrated by the graph below, we have experienced cycles of significant growth and shareholder return, but also a decline in the past four years, consistent with the global gold industry. Taking a longer-term view, we believe there is significant opportunity to increase shareholder value.

The graph below shows the five-year return of $100 invested in Yamana common shares on December 31, 2011 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index and Yamana’s mining industry peer group, assuming reinvestment of dividends. It also compares our share performance to total direct compensation (base salary + short-term incentives + long-term incentives) disclosed for named executives in the summary compensation table for the relevant year.

Named executives

2010, 2011, 2012: Peter Marrone, Charles Main, Ludovico Costa, Darcy Marud, Greg McKnight

2013, 2014: Peter Marrone, Charles Main, Ludovico Costa, Greg McKnight, Sofia Tsakos

2015: Peter Marrone, Charles Main, Darcy Marud, Greg McKnight, Sofia Tsakos

2016: Peter Marrone, Charles Main, Daniel Racine, Darcy Marud, Greg McKnight

Total compensation paid to our named executives has closely tracked our TSR performance over time:

•        increasing slightly from 2011 to 2012 when our share price performance improved.

•        decreasing proportionally in 2013, 2014 and 2015, consistent with our TSR trend and the global commodity price over this period of time. With efficient operations and a lower cost per ounce of gold produced, Yamana’s share price performance is generally more highly correlated to the gold commodity price vs. peers.

•        increasing slightly for 2016, aligned with a modest increase in TSR for the year (49.44%).

At December 31	2011	2012	2013	2014	2015	2016
S&P/TSX Composite Index	$100.00	$107.18	$121.10	$133.87	$122.72	$148.59
S&P/TSX Global Gold Index	$100.00	$85.31	$44.85	$42.27	$37.99	$57.35
Peer group average (see page 35 for details)	$100.00	$93.37	$56.65	$53.22	$37.96	$65.22
Yamana Gold	$100.00	$113.91	$60.99	$31.23	$17.11	$25.10
Total direct compensation for named executives (000s)	$25,120	$26,558	$20,761	$16,600	$8,441	$9,963

Significant share ownership, interests directly aligned with shareholders

Mr. Marrone is a significant investor in Yamana and he continues to focus on our long-term success. As at February 15, 2017, Mr. Marrone held Yamana equity, including common shares, DSUs and RSUs, with a total market value of $12,613,229, and a book value of $37,147,519, which is equivalent to 25x his base salary. This significantly exceeds his minimum share ownership requirement of holding 3x his base salary throughout his tenure.

Most of Mr. Marrone’s equity ownership is in DSUs, and the value is directly linked to the price of Yamana common shares. He cannot redeem the DSUs until he retires as Chairman and CEO or his employment is terminated.

The table below shows the details of Mr. Marrone’s equity ownership. Market value is based on $3.42, the closing price of Yamana common shares on the TSX on February 14, 2017 and converted to US dollars using the closing exchange rate on that day of Cdn$1.00 = $0.7651. In 2016, Mr. Marrone received a long-term incentive award of $390,000 (consisting of 50% RSUs and 50% PSUs).

Number held			Market value			Total market value	Total book value	Share	Meets share ownership requirements /
Common shares	DSUs	RSUs	Common shares	DSUs	RSUs	Common shares, DSUs and RSUs	Common shares, DSUs and RSUs	ownership requirement	multiple of base salary
692,920	2,816,148	179,014	2,369,784	9,631,218	612,227	12,613,229	37,147,519	3x	yes / 25x

2016 COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The table below shows the total compensation paid to our five named executives for the financial years ended December 31, 2016, 2015 and 2014.

					Non-equity incentive plan compensation
Name and principal		Salary [1]	Share- based awards [2]	Option- based awards [3]	Annual incentive plans	Long-term incentive plans	Pension value	All other compensation [4]	Total compensation
position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Peter Marrone	2016	1,476,600	390,000	—	1,503,585	—	447,028	318,271	4,135,483
Chairman and Chief Executive Officer	2015	1,476,600	1,026,923	—	709,560	—	327,924	118,194	3,659,202
	2014	1,297,290	2,171,228	—	4,240,000	—	607,752	152,104	8,468,373
Charles Main	2016	451,217	600,000	—	400,000	—	127,683	54,751	1,633,651
Executive Vice President, Finance and Chief Financial Officer	2015	451,217	628,318	146,369	320,138	—	115,703	49,825	1,711,569
	2014	448,416	1,066,318	—	662,000	—	136,751	56,097	2,369,582
Daniel Racine	2016	450,000	760,000	—	610,965	—	159,145	51,428	2,031,538
Executive Vice President and Chief Operating Officer	2015	216,750	246,308	73,869	388,000	—	90,713	29,763	1,045,402
	2014	154,720	213,600	—	—	—	23,197	21,190	412,707
Darcy Marud	2016	450,000	600,000	—	450,000	—	135,000	64,572	1,699,572
Executive Vice President, Enterprise Strategy	2015	410,000	570,926	133,000	290,895	—	105,134	73,826	1,583,781
	2014	310,284	482,347	—	355,000	—	68,247	71,575	1,287,454
Greg McKnight	2016	450,000	760,000	—	610,965	—	159,145	75,432	2,055,542
Executive Vice President, Business Development	2015	380,055	484,211	123,285	307,655	—	103,157	49,363	1,447,725
	2014	377,696	1,860,639	—	969,000	—	106,407	45,754	3,359,496

Notes

(1)             Salaries:

2016 salaries were increased for Daniel Racine and Greg McKnight as a result of their promotion to Executive Vice President. Darcy Marud’s increase reflects an adjustment for internal alignment.

In 2014, named executives agreed to a one-year, temporary decrease in salary, which ranged from 1% to 4% for named executives and 14% for the Chairman and CEO, and aligned with broader cost management initiatives across the company. 2015 base salaries were returned to 2013 levels, to align with the competitive market for comparable executive roles.

(2)             Share-based awards:

2016:

RSUs and PSUs were granted on February 15, 2017 for entitlement in 2016: Peter Marrone: PSUs (57,021) and RSUs (57,022), Charles Main: PSUs (87,725) and RSUs (87,724), Daniel Racine: PSUs (111,118) and RSUs (111,118), Darcy Marud: PSUs (87,725) and RSUs (87,724) and Greg McKnight: PSUs (111,118) and RSUs (111,118). Awards were granted in US dollars using Cdn$4.47, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7651 on February 14, 2017.

2015:

RSUs and PSUs were granted on March 17, 2016 for entitlement in 2015: Peter Marrone: PSUs (141,604) and RSUs (47,201), Charles Main: PSUs (79,868) and RSUs (26,623), Daniel Racine: PSUs (23,601) and RSUs (7,867), Darcy Marud: PSUs (75,572) and RSUs (24,191) and Greg McKnight: PSUs (56,648) and RSUs (18,883). Awards were granted in US dollars using Cdn$4.17, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7621 on March 16, 2016.

RSUs were granted on January 12, 2015:  Peter Marrone (111,490), Charles Main  (25,236), Daniel Racine (12,736), Darcy Marud (22,931) and Greg McKnight (21,256), with unit value of Cdn$5.30, the closing price of Yamana common shares on the TSX on the last trading day before the grant. Grant values were converted to US dollars using the close exchange rate of Cdn$1.00 = $0.7225 on December 31, 2015.

2014:

RSUs (DSUs for Peter Marrone) were granted on June 11, 2014:  Peter Marrone  (303,473), Charles Main (100,895), Daniel Racine (19,706) and Greg McKnight (72,833), with a unit value of Cdn$8.30, the closing price of Yamana common shares on the TSX the day before the grant.

RSUs were granted on December 19, 2014:  Daniel Racine (62,350) and Darcy Marud (62,350), with a unit value of Cdn$4.65, the closing price of Yamana common shares on the TSX the day before the grant.

2014 grant values granted were converted to US dollars using the close exchange rate of Cdn$1.00 = $0.8620 on December 31, 2014.

2014 share-based awards have been restated to include the Osisko PSUs awarded in 2014 as part of a bonus for: Charles Main (45,000), Darcy Marud (30,084) and Greg McKnight (175,000) at a price of Cdn$8.88 ($7.65), for the completion of the acquisition of Osisko Mining Corporation.

(3)             Option-based awards:

Amounts represent the grant date fair value of stock options. We use the Black-Scholes model for calculating the value of the stock options because it is widely used in North America. This is consistent with the accounting values used in our financial statements. The table below shows the key assumptions used under the Black-Scholes model for the stock option awards in 2015 and 2016:

	2016	2015	2014
Risk free rate %	—	0.963%	—
Dividend yield %	—	1.34	—
Share price volatility %	—	50.74	—
Term	—	3 years	—
Value per option (CAD)	—	1.71	—
Value per option (USD)	—	1.45	—

(4)             All other compensation:

Includes perquisites and other taxable benefits, but does not include DSUs, PSUs or RSUs received as dividend equivalents.

COST OF MANAGEMENT ANALYSIS

The table below shows the total compensation paid to our named executives in each of the past five years and total compensation as a percentage of EBITDA, cash flows and shareholder equity.

	Total compensation paid to the named executives	Total compensation paid to the named executives as a percentage of EBITDA[1]	Total compensation paid to the named executives as a percentage of operating cash flows (before changes in working capital)	Total compensation paid to the named executives as a percentage of shareholder equity
Year	($)	(%)	(%)	(%)
2016[2]	11,555,786	5.2	1.8	0.26
2015[2]	9,512,251	5.0	1.4	0.18
2014[2]	17,956,818	2.6	2.0	0.18
2013[2]	21,086,510	3.3	3.0	0.29
2012	28,522,624	4.1	2.7	0.36
Average	17,726,798	3.9	2.2	0.25

Notes

(1)         Non-GAAP measure. See page 78 for more information.

(2)         2013-2016 EBITDA have been adjusted to exclude discontinued operations and one-time, non-cash impairment charges taken during these years.

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The table below shows the outstanding incentive plan awards for each named executive as of December 31, 2016. All amounts in US dollars and have been converted from Canadian dollars based on the noon exchange rate of

Cdn$1.00 = $0.7448 reported by the Bank of Canada on December 31, 2016.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Peter Marrone	462,291	7.11	Dec 11, 2020	—	264,686	743,768	7,900,658
Charles Main	166,714 100,944	7.11 3.95	Jan 12, 2022 Dec 11, 2020	—	257,074	722,378	—
Daniel Racine	50,944	3.95	Jan 12, 2022	—	93,876	263,792	—
Darcy Marud	91,724	3.95	Jan 12, 2022	—	212,519	597,178	—
Greg McKnight	116,700 85,024	7.11 3.95	Jan 12, 2022 Dec 11, 2020	—	341,843	960,579	—

Notes

Option-based awards

•            Options that were granted on December 11, 2013 at a price of Cdn$9.54 ($7.11) per share, vest one-third on grant date, one-third on December 11, 2014 and one-third on December 11, 2015, and expire on December 11, 2020.

•            Options that were granted on January 12, 2015 at a price of Cdn$5.30 ($3.95) per share, vest one-third on January 12, 2016, one-third on January 12, 2017 and one-third on January 12, 2018, and expire on January 12, 2022.

•            Value of unexercised in-the-money options is based on the difference between the option exercise price and the closing price of Yamana common shares of Cdn$3.77 ($2.81) on the TSX on December 31, 2016.

Share-based awards

•            Represents PSUs, Osisko PSUs, RSUs and DSUs for Mr. Marrone and RSUs, PSUs and Osisko PSUs for the other named executives.

•            Market or payout values are calculated using the closing price of Yamana common shares of Cdn$3.77 ($2.81) on the TSX on December 31, 2016.

Value of awards vested or earned in 2016

The table below shows the value on payout or vesting of incentive awards for the year ended December 31, 2016. All amounts are in US dollars and have been converted from Canadian dollars based on the noon exchange rate of Cdn$1.00 = $0.7448 reported by the Bank of Canada on December 31, 2016.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested or earned during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Marrone	—	—	1,503,585
Charles Main	—	412,839	400,000
Daniel Racine	—	117,312	610,965
Darcy Marud	—	125,777	450,000
Greg McKnight	—	287,290	610,965

Notes

Share-based awards

•        Calculated by multiplying the number of units vested by the market price of Yamana common shares on the vesting date, and then converted into US dollars using the exchange rate noted above.

•        Mr. Marrone is the only named executive who has DSUs. DSUs are paid out in cash only when Mr. Marrone retires or ceases to be employed by the company.

Non-equity incentive plan compensation

•        The annual cash short-term incentive paid to each named executive (see the Summary compensation table on page 53 for more information).

Value of options exercised in 2016

The next table shows the stock options the named executives exercised in 2016. None were exercised in 2016.

Name	Grant date	Exercise price	# of options exercised	Share price on date of exercise	Value realized
Peter Marrone	—	—	—	—	—
Charles Main	—	—	—	—	—
Daniel Racine	—	—	—	—	—
Darcy Marud	—	—	—	—	—
Greg McKnight	—	—	—	—	—

Equity compensation plans

The table below shows the details of our equity compensation plans for the year ended December 31, 2016.

Securities authorized for issue under equity compensation plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans (approved by shareholders)	2,189,042 (options YRI) 53,047 (options Mega) 706,966 (RSUs)	Cdn$7.82 (options YRI) Cdn$7.62 (options Mega) Cdn$5.60 (RSUs)	3,545,561 (options YRI) – (options Mega) 12,537,313 (RSUs)
Equity compensation plans (not approved by shareholders)	– (options YRI) – (options Mega) – (RSUs)	– (options YRI) – (options Mega) – (RSUs)	– (options YRI) – (options Mega) – (RSUs)
Total	2,189,042) (options YRI) – (options Mega) 706,966 (RSUs)	Cdn$7.82 (options YRI) – (options Mega) Cdn$5.60 (RSUs)	3,545,561 (options YRI) – (options Mega) 12,537,313 (RSUs)

The next table shows the dilution, overhang and burn rate for the last three fiscal years. We do not re-load the number of stock options available for issue (see page 57 to read more about our stock options).

	2016	2015	2014
Dilution
Total number of options outstanding divided by total number of common shares outstanding	0.23%	0.28%	0.15%
Overhang
Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	2.63%	2.63%	2.83%
Burn rate
Total number of options issued in a fiscal year, divided by total number of common shares outstanding[1]	0%	0.14%	0%

Notes

(1)         No options were granted in 2014 and 2016.

The compensation committee reviews the equity incentive plans regularly as part of its oversight responsibilities of Yamana’s compensation program. Any changes must be reviewed and approved by the board. The board approved changes to the incentive plans as part of the new 2015 executive compensation framework which included changes to our incentive plans and disclosed in our 2016 management information circular.

Restricted share units

Eligibility	• Full-time employees and eligible contractors of Yamana or an affiliate
Payout

•   Participants receive one Yamana common share for each RSU that vests

•   The market value of the common shares is based on the volume weighted average price of a Yamana common share for the five trading days immediately before the vesting date

Dividend	• Earn additional units as dividend equivalents at the same rate as dividends paid on our common shares
Transferability	• Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the units vest and Yamana common shares are issued to the participant
Reserved for issue	• A total of 19.8 million common shares are reserved for issue under the plan, representing approximately 2.1 percent of our total issued and outstanding common shares as of March 28, 2017
Amendments with approval

We or the board can make the following amendments to the plan as long as we receive shareholder and regulatory approval:

•   Change the number of securities that can be issued under the plan

•   Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders

•   Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, at our expense or the expense of our existing shareholders

•   Change the non-assignability clause in section 5.03 of the plan, when it allows RSUs, or any other right or interest of a participant under the plan, to be assigned or transferred, except to an estate

Amendments without approval

The board can make any other changes to the plan without shareholder approval, including the following among others, as long as we receive the required regulatory approval:

•   Housekeeping changes

•   Adding or changing the vesting provisions of an RSU or the plan

•   Changing the termination provisions of an RSU or the plan

•   Making a change to comply with securities laws

•   Making a change to ensure the RSUs granted under the plan comply with income tax and other laws in force in the country or jurisdiction the participant receiving the RSUs is a resident or citizen of

Stock options

Options to buy Yamana common shares are awarded under our share incentive plan. Awards can also include stock appreciation rights that allow the holder to terminate options in exchange for common shares. Their value is the difference between the fair value of the share and the option price per share.

Eligibility	• Employees, senior officers, directors and consultants of Yamana or an affiliate (the board’s policy is not to award stock options to non-executive directors)
Payout

•   Options can be exercised after they vest but expire up to ten years as set by the board

•   The exercise price is set by the Board, such exercise price must not be less than the closing price of Yamana common shares on the TSX on the trading day immediately before the grant

•   We have not re-priced any option awards, and we do not provide financial assistance to participants to buy common shares under the plan

•   If the expiry date falls in a trading blackout period set by Yamana, the date is extended to the 10th business day after the end of the blackout period

Dividend	• Do not earn dividend equivalents
Transferability	• Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the options are exercised
Reserved for issue

•   Up to 24.9 million common shares may be issued for reserve under our share incentive plan, representing approximately 2.6 percent of our total issued and outstanding common shares as of March 28, 2017

Option pool

•   As of March 28, 2017, there were options to purchase 2,008,467 common shares outstanding and exercisable under all share incentive plans: 1,955,420 under the Yamana share incentive plan and 53,047 under the Mega Precious Metals plan

•   These represent approximately 0.21 percent of our total issued and outstanding common shares

•   The plan does not re-load the number of stock options available for issue

Outstanding options

•   Any outstanding options that are cancelled or terminated can only be re-granted under the plan

•   The plan provides for a total maximum reserve of 5 percent of our issued and outstanding common shares that can be issued to any person

•   The maximum number of common shares that can be issued to insiders under either plan, or any other security-based compensation arrangement, is 10% of the total issued and outstanding common shares

Amendments	• Either the board or committee can change or terminate the plan at any time
Amendments with approval	• The board can make the following amendments to the plan, as long as it receives both shareholder and regulatory approval: • Change the number of securities that can be issued under the plan

•   Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders

•   Add any form of financial assistance

•   Change a financial assistance provision to make it more favourable to participants

•   Add a cashless exercise feature, payable in cash or securities, as long as it does not allow a deduction of the number of underlying securities from the plan reserve

•   Add DSUs or RSUs or any other award vehicle that results in participants receiving securities when no cash is paid to the company

•   Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, especially to insiders, at our expense or the expense of our existing shareholders

You can find a copy of the plan on SEDAR (www.sedar.com).

Stock option grant rates

Year	Stock options granted in the fiscal year	Total shares outstanding as at December 31 of fiscal year	Grant rate
2016	—	947,641,818	0%
2015	1,360,804	946,873,277	0.14%
2014	—	881,096,883	0%
2013	1,332,541	753,072,514	0.18%

Other options to acquire Yamana common shares

Yamana assumed obligations for options as part of several business acquisitions, one of which had options outstanding as of December 31, 2016. The outstanding options are governed by the original stock option plan and no additional options can be granted under the plan.

Acquisition	Options assumed under the acquired company’s stock option plan	Options outstanding (as of December 31, 2016) Each option can be exercised to acquire one Yamana common share
Mega Precious Metals Inc.	233,738	53,047

See Termination and double trigger change of control starting on page 60 for more information about our long-term incentive award.

RETIREMENT BENEFITS

We introduced a defined contribution pension plan for executives (executive pension plan) on January 1, 2009. The Chairman and CEO participates in the CEO pension plan.

Contributions under both plans are deposited into an individual retirement account for each participant. Participants decide how they want their contributions invested based on a range of investment choices (including Yamana shares) and the percentage they allocate to each. Account values change based on the contributions and performance of the underlying investments. Future benefits or income are not guaranteed.

2016 retirement benefits

In 2016, we contributed a percentage of each participant’s annual base salary and annual cash bonus to the executive pension plan. Executive vice presidents and senior vice presidents or equivalent receive 15 percent of their annual base salary and annual cash bonus.

For 2016, we contributed 15 percent of the Chairman and CEO’s annual base salary and actual short-term incentive award to the CEO pension plan.

The plans are non-contributory and competitive with the market. They have two components:

•        group registered retirement savings plan

•        non-registered retirement savings plan

Contributions are made first to the group plan up to the maximum amount allowed by the Canada Revenue Agency ($25,370 in 2016) for the Canadian executives. Any excess is directed to the non-registered retirement savings plan. Contributions vest immediately.

The table below shows the value of each named executive’s retirement benefits under the defined contribution pension plan as of December 31, 2016.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Peter Marrone	6,101,629	447,028	6,548,657
Charles Main	1,877,360	127,683	2,005,043
Daniel Racine	175,422	159,145	334,567
Darcy Marud	1,478,684	135,000	1,613,684
Greg McKnight	1,773,407	159,145	1,932,552

The values noted are before tax amounts. All required tax withholdings are made before contributions are made to an executive’s account.

TERMINATION AND DOUBLE TRIGGER CHANGE OF CONTROL

We have employment agreements with each named executive, either directly or through a subsidiary, that provide for payments if his or her employment is terminated. The agreements include provisions for termination or other triggering event in a change of control situation and are described on the next page.

Name	Notice period	Severance on termination	Severance on double trigger change of control	Benefits	Stock options	DSUs / RSUs
Peter Marrone	3 months	3 times annual salary and bonus	2 times highest annual salary and bonus	Comparable to current benefits for a period of three years or 0.25 times highest annual salary	Hold for balance of option term or receive cash for unexercised options based on formula (regardless of vesting)	n/a
Charles Main	90 days	2 times highest annual salary plus two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting
Daniel Racine	90 days	2 times highest annual salary plus two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting
Darcy Marud	90 days	2 times highest annual salary plus two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting
Greg McKnight	90 days	2 times highest annual salary plus two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting

Notes

Severance on termination

Paid on termination for any reason other than cause (not including a change of control).

Severance on double trigger change of control

Paid on a change of control followed by a termination or other triggering event.

Benefits

Mr. Marrone receives his benefits for three years if his employment is terminated for any reason other than cause, and is paid at 0.25 times his highest annual salary on a double trigger change of control.

Other than as described above, we and our subsidiaries do not have compensatory plans or arrangements with the named executives that result in a payment following or related to a termination, resignation, retirement, change of control of Yamana or a change in responsibilities.

Estimated incremental payments on termination

The table below shows the estimated incremental amount that would have been paid to each named executive if they had been terminated without cause on December 31, 2016. All amounts were converted using Cdn$1.00 = US$0.7448 (the exchange rate on December 31, 2016).

Name	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	4,429,800	4,510,754	24,000	8,964,554
Charles Main	902,434	720,138	12,800	1,635,372
Daniel Racine	900,000	998,965	12,800	1,911,765
Darcy Marud	900,000	740,895	39,200	1,680,095
Greg McKnight	900,000	918,620	12,800	1,831,420
Total	8,032,234	7,889,372	101,600	16,023,206

All stock-based awards would vest as follows:

•        DSUs and RSUs would be paid on termination

•        PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way

•        stock options would remain outstanding for 24 months.

The values of RSUs and DSUs have been calculated using Cdn$2.81 (the closing price of Yamana common shares on the TSX on December 31, 2016). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs ($)
Peter Marrone	8,644,425
Charles Main	722,378
Daniel Racine	263,792
Darcy Marud	597,178
Greg McKnight	960,579
Total	11,188,352

Estimated incremental payments on a double trigger change of control (a change of control followed by a termination or other triggering event)

The table below shows the estimated incremental amount that would be paid to each named executive if there had been a change of control, followed by a termination or other triggering event, on December 31, 2016. Other triggering event includes an adverse change in any of the named executive’s duties, financial entitlements, title, reporting rank, location or other matter raising a claim for constructive dismissal. All amounts were converted using Cdn$1.00 = US$0.7448 (the exchange rate on December 31, 2016).

Name	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	2,953,200	3,007,170	16,000	5,976,370
Charles Main	902,434	720,138	12,800	1,653,372
Daniel Racine	900,000	998,966	12,800	1,911,766
Darcy Marud	900,000	740,896	39,200	1,680,096
Greg McKnight	900,000	918,620	12,800	1,831,420
Total	6,555,634	6,385,790	93,600	13,035,024

All-stock based awards would vest as follows:

•        DSUs and RSUs would be paid on termination or triggering event

•        PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way

•        stock options would remain outstanding for 24 months.

The values of the RSUs and DSUs have been calculated using $2.81 (the closing price of Yamana common shares on the TSX on December 31, 2016). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs ($)
Peter Marrone	8,644,425
Charles Main	722,378
Daniel Racine	263,792
Darcy Marud	597,178
Greg McKnight	960,579
Total	11,188,352

How we define change of control

The terms of a change of control vary by named executive according to the terms of their employment agreements.

Peter Marrone

A change of control means any of the following:

•      an event where any person, or together with its affiliates, beneficially owns or exercises control or direction over our voting securities or those of a successor company that represent at least 20 percent of the votes attached to all voting securities outstanding

•      approval by Yamana shareholders of all necessary resolutions allowing any person, any persons acting in concert, or any person together with its affiliates to beneficially own or exercise control or direction over, our voting securities or those of a successor company that represent at least 20 percent of the votes attached to all voting securities outstanding, even if they have not yet been issued or transferred to that person

•      the sale of at least 25 percent of our net assets to a person who is not affiliated with Yamana, within the meaning of the Canada Business Corporations Act, as shown on our consolidated balance sheet at the end of the last completed financial quarter, or as of the end of the last completed financial year if the sale occurs during the first quarter of a financial year

•      approval by Yamana shareholders of all necessary resolutions required to allow all or substantially all of our assets to a person who is not an affiliate within the meaning of the Canada Business Corporations Act, or if Yamana:

•      becomes insolvent or generally is not able to pay its debts as they become due

•      confirms in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors

•      is involved in any proceeding seeking:

•      to adjudicate it as bankrupt or insolvent

•      liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan or compromise or arrangement or other corporate proceeding involving or affecting its creditors

•      relief or the appointment of a receiver, trustee or other similar official for Yamana or a substantial portion of our properties and assets, and in the case of a proceeding instituted against us, either the proceeding has not been dismissed or stayed for 30 days, or we have been granted relief or a receiver, trustee, custodian or other similar official has been appointed, or

•      any corporate action that authorizes any of the above.

Charles Main, Daniel Racine, Darcy Marud and Greg McKnight

A change of control means any one or more of the following:

•      a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, that results in existing holders of our common shares holding less than 50 percent of the outstanding shares of the successor corporation after the transaction is completed

•      the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of our assets, rights or properties or any of our subsidiaries which have a total book value that is more than 50 percent of the book value of those items on a consolidated basis to any person or entity (other than a disposition to a wholly-owned subsidiary of Yamana resulting from a reorganization of our assets)

•      a resolution to wind up, dissolve or liquidate Yamana

•      any person, entity or group of persons or entities acting jointly or in concert (an acquiror) acquires or acquires control (including the right to vote or direct the voting) of our voting securities which, when added to the voting securities registered or beneficially owned by the acquiror, would entitle the acquiror and/or its associates and/or affiliates (as defined in the Canada Business Corporations Act) to cast or to direct the casting of 20 percent or more of the votes attached to our outstanding voting securities which may be cast to elect directors of Yamana or the successor corporation (regardless of whether a meeting has been called to elect directors)

•      the nominated directors in this circular do not constitute a majority of the board because of, or related to, a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, or

•      the board adopts a resolution that a change of control as defined above has occurred or is imminent.

3. Director compensation

Compensation discussion and analysis	63
• 2016 Director fee schedule	63
• Director share ownership	64

2016 Compensation details	65
• Summary compensation table	65
• Outstanding share-based and option-based awards	66

COMPENSATION DISCUSSION AND ANALYSIS

Our director compensation is designed to be competitive with the market. The compensation committee did not recommend any changes to director compensation in 2016, and board compensation has remained unchanged since 2012.

The following peer group was used to benchmark executive compensation in 2016 and is the group that would be used for any future reviews of director compensation, consistent with the benchmarking process for executive compensation.

Agnico-Eagle Mines Limited

Barrick Gold Corporation

Centerra Gold Inc.

Eldorado Gold Corporation

First Quantum Minerals Ltd.

Goldcorp Inc.

IAMGOLD Corporation

Kinross Gold Corporation

Lundin Mining Corporation

New Gold, Inc.

Newmont Mining Corporation

Teck Resources Limited

2016 DIRECTOR FEE SCHEDULE

Director compensation has two components: board and committee retainers (paid in DSUs and cash) and meeting fees. Directors receive half their annual board retainer in cash and the remainder in deferred share units (DSUs) to promote share ownership and align with the interests of shareholders. Directors decide once a year whether they want to receive a larger portion of their annual retainer in DSUs. You can read more about DSUs on page 64.

Retainers and fees are paid quarterly and withholding taxes apply. DSUs are issued quarterly, five days after we release our interim or annual results, using the closing price of Yamana common shares on the TSX on the day immediately before the grant date. We reimburse directors for reasonable travel and out-of-pocket expenses for attending board and committee meetings and other board duties.

The Chairman and CEO is not compensated as a board director or as Chairman because he is compensated in his role as CEO (see page 49 for details).

Component
Retainers
Annual board retainer (all directors except the Chairman)	$175,000	(minimum of 50% paid in DSUs)
Additional fee (for Lead Director)	30,000
Committee chair retainers
• Audit committee	$20,000
• Compensation committee	20,000
• Corporate governance and nominating committee	12,500
• Sustainability committee	12,500
Meeting fees (for each meeting attended)
• Board	$2,000
• Audit committee chair	2,000
• Audit committee member	2,250
• Compensation committee chair	2,000
• Compensation committee member	2,250
• Corporate governance and nominating committee chair	1,500
• Corporate governance and nominating committee member	1,750
• Sustainability committee chair	1,500
• Sustainability committee member	1,750
Consulting fees (per diem, at mine site)	$2,000

DIRECTOR SHARE OWNERSHIP

We require each director to hold a minimum level of common shares or DSUs (or any combination thereof) so they have a significant at-risk investment and to align their interests with those of our shareholders.

Directors must hold three times their annual board retainer in Yamana common shares or DSUs (or any combination thereof) and maintain the minimum throughout their tenure. New directors must meet the guidelines within three years of joining the board. All of our directors meet the requirement except Christiane Bergevin and Jane Sadowsky, who were appointed to the board in September 2014 and have until September 2017 to meet the requirement, and Kimberly Keating, who was appointed to the board in February 2017 and has until February 2020 to meet the requirement. The corporate governance and nominating committee monitors compliance with the guidelines.

The Chairman and CEO must meet our share ownership guidelines for executives (see page 31 for details).

We calculate share ownership values using either the market value or the book value of Yamana common shares held, whichever is higher. This practice is consistent with our peers.

The table below shows each director’s equity holdings as of February 24, 2017.

	Director since	Common shares held (# / $)[1]	DSUs held (# / $)[1]	Market value of holdings ($)[2]	Book value of holdings ($)	Meets requirements	Current holdings (as a multiple of annual board retainer)
John Begeman	May 2, 2007	10,431 / $137,347	113,777 / $538,085	351,369	675,433	yes	3.9
Christiane Bergevin [3]	Sept 1, 2014	— / —	134,392 / $380,178	380,178	327,468	no5	2.2
Alexander Davidson	Aug 31, 2009	18,200 / $113,150	143,940 / $709,012	458,674	822,162	yes	4.7
Richard Graff	Oct 16, 2007	33,949 / $250,815	113,777 / $538,086	417,898	788,901	yes	4.5
Kimberly Keating [4]	February 15, 2017	— / —	— / —	—	—	no4	—
Nigel Lees	June 16, 2005	15,000 / $168,603	113,777 / $538,086	364,294	706,689	yes	4
Peter Marrone	July 31, 2003	692,920 / $5,589,133	2,995,162 / $31,558,386	12,613,229	37,147,519	yes	25
Patrick Mars	July 31, 2003	46,000 / $369,474	113,777 / $538,086	451,989	907,560	yes	5.2
Carl Renzoni	Oct 16, 2007	18,938 / $139,659	122,436 / $576,958	399,929	716,617	yes	4.1
Jane Sadowsky [3]	Sept 1, 2014	— / —	134,392 / $380,178	380,178	327,468	no5	2.2
Dino Titaro	Aug 5, 2005	21,000 / $173,799	113,777 / $538,086	381,267	711,885	yes	4.1
Average director holdings as a multiple of annual board retainer							6.1

Notes

(1)         The value of common shares and DSUs held by John Begeman, Alexander Davidson, Richard Graff, Nigel Lees, Peter Marrone (also holds RSUs), Patrick Mars, Carl Renzoni and Dino Titaro has been calculated using the book value. The value of DSUs held by Christiane Bergevin and Jane Sadowsky has been calculated using the market value.

(2)         The market value of holdings is equal to the total holdings multiplied by the closing price of Yamana common shares of Cdn$3.71 ($2.83) on the TSX on February 23, 2017, and have been converted to US dollars using the exchange rate of Cdn$1.00 = $0.7625 on that date.

(3)         Christiane Bergevin and Jane Sadowsky chose to receive their full annual board retainer in DSUs.

(4)         Kimberly Keating was appointed to the board on February 15, 2017 and has until 2020 to meet the requirement.

(5)         Christiane Bergevin and Jane Sadowsky have until September 2017 to meet the requirement.

2016 COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The table below shows the compensation paid for the year ended December 31, 2016. Patrick Mars receives an additional fee for serving as Lead Director.

In 2016, we paid a total of $2,192,125 in director compensation. Peter Marrone does not receive any director compensation because he is compensated in his role as CEO (see page 49). Kimberly Keating was appointed to the board on February 15, 2017 and therefore did not receive any director compensation in 2016.

	Fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total compensation ($)
John Begeman	142,500	87,500	—	—	12,000	242,000
Christiane Bergevin	33,000	175,000	—	—	8,000	216,000
Alexander Davidson	142,500	109,375	—	—	12,000	263,875
Richard Graff	146,750	87,500	—	—	8,000	242,250
Nigel Lees	151,500	87,500	—	—	16,000	255,000
Patrick Mars	187,250	87,500	—	—	—	274,750
Carl Renzoni	134,750	87,500	—	—	2,000	224,250
Jane Sadowsky	36,750	175,000	—	—	8,000	219,750
Dino Titaro	154,750	87,500	—	—	12,000	254,250

Notes

Fees earned

Cash portion of retainer and fees.

Share-based awards

DSU portion of retainer. Grant amounts are made in US dollars.

All other compensation

Includes fees paid for mine site visits. Does not include the value of DSUs granted as dividend payments.

Nigel Lees’ all other compensation includes compensation for shareholder engagement efforts.

The next table shows the breakdown of the total cash fees earned in the first column of the table above.

	Retainers		Meeting fees		Total
	Board ($)	Committee chair ($)	Board meetings ($)	Committee meetings ($)	fees earned ($)
John Begeman	87,500	12,500	26,000	16,500	142,500
Christiane Bergevin	—	—	26,000	7,000	33,000
Alexander Davidson	87,500	—	26,000	29,000	142,500
Richard Graff	87,500	20,000	26,000	13,250	146,750
Nigel Lees	87,500	20,000	26,000	18,000	151,500
Patrick Mars	87,500	42,500	22,000	35,250	187,250
Carl Renzoni	87,500	—	26,000	21,250	134,750
Jane Sadowsky	—	—	26,000	10,750	36,750
Dino Titaro	87,500	—	26,000	41,250	154,750

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The table below shows the value of the DSUs held by each director as at December 31, 2016. None of the directors have any outstanding options.

	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share- based awards not paid out or distributed ($)
John Begeman	—			—	—	—	319,474
Christiane Bergevin	—			—	—	—	377,359
Alexander Davidson	—			—	—	—	404,169
Richard Graff	—			—	—	—	319,474
Nigel Lees	—			—	—	—	319,474
Patrick Mars	—			—	—	—	319,474
Carl Renzoni	—			—	—	—	343,788
Jane Sadowsky	—			—	—	—	377,359
Dino Titaro	—			—	—	—	319,474

Notes

All amounts are shown in US dollars and have been converted from Canadian dollars using the exchange rate of Cdn$1.00 = $0.7448 on December 31, 2016.

Share-based awards

Market or payout value of share-based awards has been calculated using the closing price of Yamana common shares of Cdn$3.77 ($2.81) on the TSX on December 31, 2016, and converted into US dollars using the exchange rate noted above.

Incentive plan awards — Value vested or earned in 2016

The table below shows the book value of DSUs vested or earned in 2016. DSUs are paid out in cash only when the director leaves the board. None of the directors have any outstanding options.

	Option awards — value vested during the year ($)	Share awards — value earned during the year ($)	Non-equity incentive plan compensation — value earned during the year ($)
John Begeman	—	87,500	—
Christiane Bergevin	—	175,000	—
Alexander Davidson	—	109,375	—
Richard Graff	—	87,500	—
Nigel Lees	—	87,500	—
Patrick Mars	—	87,500	—
Carl Renzoni	—	87,500	—
Jane Sadowsky	—	175,000	—
Dino Titaro	—	87,500	—

4. Governance

Our governance practices	67
About the board	68
Serving as a director	73

OUR GOVERNANCE PRACTICES

Our governance practices meet the Canadian and United States requirements that apply to us, and best practices in general. We monitor governance developments to make sure our practices continue to be current and appropriate and support our high standards of governance and stewardship.

Our practices meet the following Canadian requirements:

•        National Policy 58-201, Corporate Governance Guidelines — best practice guidelines for effective corporate governance, including the composition and independence of corporate boards, their functions, the effectiveness and education of directors and other items dealing with sound governance

•        National Instrument 58-101, Disclosure of Corporate Governance Practices — governance disclosure rules

•        National Instrument 52-110, Audit Committees — audit committee rules about independence and financial expertise of its members.

Most of our practices also meet the corporate governance listing standards of the New York Stock Exchange (NYSE) even though we are not required to as a foreign private issuer. You can find details about how our practices differ from the NYSE standards on our website (www.yamana.com).

Yamana was named one of the Best 50 Corporate Citizens in Canada by Corporate Knights again in 2016, our sixth year in a row. The study recognizes Canadian companies that are raising the bar on sustainability, a recognition that being environmentally and socially responsible is more than just the right thing to do — it’s good for business.

The company was also included in Sustainalytics’ Jantzi Social Index, which partners with the Dow Jones Sustainability Index to screen the top performing 50 Canadian companies from an ESG perspective. This was the eighth consecutive year of being included in the index. Our operations and country offices have also received local recognition, including receiving the National Safety Award from Chile’s National Safety Association, being named the Mining Company of the Year in Argentina by the non-profit organization FUNDAMIN, and being recognized by the NGO Childhood Brazil, for our partnership with the Business Pact Against Sexual Exploitation of Children and Adolescents. For a detailed overview of Yamana’s health and safety, environmental and social performance, see our sustainability reports, available on our website.

The board and management believe that good governance is essential to managing our business, protecting employees and shareholders and enhancing shareholder value.

What we do

✓	Board independence. The majority of our board is independent. The board has a lead director to provide independent leadership to the independent directors. All four board committees are independent

✓	Majority voting. We have a majority voting policy for electing directors to the board

✓

Share ownership requirements. We require directors and executives to own Yamana equity to reinforce their commitment and to align with shareholders’ interests, and set minimum requirements for executive vice-presidents and senior vice-presidents

✓	Diversity policy. We have a formal diversity policy for the board and management that includes gender diversity

✓	Formal position descriptions. We have formal position descriptions for the Chairman of the Board, Lead Director, each committee chair and the CEO and CFO roles

✓	Succession planning. We continually monitor our succession planning for senior executives, CEO and the board

✓	Qualified board. We have a skills matrix to assess board composition and prospective director candidates

✓	Retirement policy. We have a director retirement policy to ensure appropriate tenure and board refreshment We also have an employee retirement policy for succession planning

✓

Formal assessment. The board conducts a formal assessment of board and committee effectiveness and the contribution of individual directors. The board also assesses the performance of the CEO and other named executives

✓	Ethical conduct. Our code of conduct applies to directors, officers and employees and any party acting on our behalf or representing us (like contractors, agents and consultants)

✓	Shareholder engagement. We expanded our shareholder engagement program and are committed to ongoing engagement

✓	Accessible board. Shareholders, employees and others can contact the Chairman and CEO, Lead Director and members of the board of directors

What we don’t do

x	No dual class shares. We do not have dual class shares or non-voting shares

x	No slate voting. Shareholders can vote for or withhold their vote for individual directors

ABOUT THE BOARD

We have a highly engaged board, committed to our long-term success. The board’s 11 directors have a strong and diverse mix of skills in finance, mining, exploration, sustainability, metallurgy, mergers and acquisitions and international business, among other things. Our Chairman is Peter Marrone, who founded Yamana Gold in 2003 and also serves as CEO.

Independence

A majority of the board is independent according to the board’s independence criteria and our governance guidelines. Our 10 independent directors have no links to Yamana and Patrick Mars serves as the Lead Director.

The corporate governance and nominating committee monitors the performance of the board and the Chairman and CEO, and does not believe that the combined position detracts from the effective functioning of the board. Our position is unique because our Chairman and CEO founded the company.

Both the committee and board believe Mr. Marrone’s passion, drive and leadership have been instrumental in Yamana’s success to date.

All four of the board’s standing committees consist entirely of independent directors. The board also reviews other board and committee memberships when assessing director independence for audit committee purposes. Six directors serve on the audit committees of other public companies. The board has reviewed these memberships, the directors’ financial expertise, attendance record and their other commitments and does not believe they impair their ability to effectively serve on our audit committee.

About independence

A director is independent if he or she is independent of management and free from conflict of interest. This means that, in the view of the board, an independent director does not have a direct or indirect material relationship with Yamana or its subsidiaries that could reasonably be expected to interfere with his or her ability to exercise independent judgment.

Role of the board

The board is responsible for the stewardship of Yamana, supervising the management of our business and our affairs and acting in the best interests of the company and our shareholders.

The board’s main duties involve:

•        strategic planning

•        identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks

•        succession planning, including appointing senior management and overseeing their training and development

•        establishing a communications policy for communicating with investors and other interested parties

•        overseeing the integrity of our internal controls and management information systems

•        assessing the effectiveness of the board, its committees and the contribution of individual directors.

The board fulfills its mandate directly and through its four standing committees, which operate independently of management and report directly to the board (you can read more about the committees starting on page 23).

Role of the chairman

The Chairman provides leadership to the board so it can carry out its responsibilities effectively and he chairs all board meetings in a manner that promotes meaningful discussion.

The Chairman is responsible for the following duties, among others:

•        ensuring the board works together as a cohesive team with open communication

•        working with the corporate governance and nominating committee to ensure there is a process to evaluate the effectiveness of the board, board committees and individual directors at least once a year

•        acting as a liaison between the board and other members of management, to ensure a professional and constructive relationship and that both clearly understand the allocation of responsibilities and boundaries between the board and management.

Role of the lead director

The Lead Director provides leadership to the independent directors and ensures that the board’s responsibilities are well understood and respected by both the board and management. He also works closely with the Chairman and CEO, providing advice and counsel as appropriate.

The Lead Director is also responsible for:

•        ensuring that the board understands its obligations to Yamana and our shareholders

•        supporting the corporate governance and nominating committee by developing criteria for potential director candidates and ensuring new directors receive adequate orientation and training

•        reviewing any director conflict of interest issues as they arise

•        ensuring the board has a process for assessing the performance of the Chairman and CEO and that there are appropriate succession, development and compensation plans for senior management

•        ensuring that the independent directors meet regularly, chairing these meetings and reporting the results to the Chairman and CEO

•        addressing any communication from shareholders or other stakeholders for the independent directors and determining the appropriate action.

Strategic planning

The board is directly involved in our strategic planning process.

We hold an annual offsite meeting for the board and management to focus on our strategy and budget planning.

The meeting runs anywhere from one to three days and typically covers six areas:

•    assets

•    risk (government, community relations, management succession, health and safety and any gaps in board skills)

•    strategy (for the next three to five years)

•    budgets (for the next one to three years)

•    production (for the next one to five years)

•    costs (for the next one to three years).

The Chairman gets input from the board to discuss potential agenda items, but the primary focus is to ensure a balance between costs and production, margin preservation and the generation and protection of cash flow. We believe this approach is appropriate and prudent for creating value in the prevailing commodity price environment.

At the end of the session, the board approves our corporate strategy.

The board monitors our performance by:

•        meeting at least quarterly to receive presentations by senior management on our results, the strategy and our progress in meeting our objectives for the year

•        discussing our operations, corporate governance matters and other items as appropriate

•        receiving monthly reports on our operations, health, safety, environment and community, exploration and construction activities and business development

•        meeting after the annual meeting of shareholders and more often depending on our affairs, business opportunities or risks. Occasionally outside advisors are invited to attend.

The Chairman and CEO updates the Lead Director and the committee chairs on any significant events between regularly scheduled meetings.

Risk oversight

The board has overall responsibility for risk oversight and each board committee is responsible for overseeing risk in particular aspects of our business.

In August 2016, the board approved the mandate for a new advisory committee that focuses on risk oversight. The risks and opportunities committee assists the board in overseeing the risk management framework and corporate opportunities. Specific activities include reviewing and assessing our risk management framework and critical risk management policies, monitoring Yamana’s risk profile, reviewing our internal controls and assessing any external corporate activities brought to the committee. The committee is chaired by the Chairman and CEO and has three other members. It met three times in 2016.

Enterprise risk management (ERM)

Our enterprise risk management framework supports management and employees in identifying, assessing and mitigating our principal risks (audit and financial, sustainability, health and safety and compensation). The framework provides current, accurate information about our major risks, using a risk register that categorizes the risks to assess and monitor their likelihood of occurring.

ERM helps management run the business more effectively by minimizing the downside risk while maximizing opportunity within our risk appetite and serves as an important tool to:

•        apply appropriate resources to address the most important risks

•        formally integrate risk management into our strategic planning process and business planning

•        reduce operational volatility

Our Vice President, Risk Management leads our risk management activities across Yamana and reports directly to the CFO.

Principal risks

Our annual information form (AIF) sets out the principal risks we face in our business. Many of our risks relate to our ability to acquire, finance, explore, develop and operate mining properties and they generally fall into five main categories of risk:

•        Audit and financial

•        Operational

•        Sustainability, health and safety

•        Regulatory, legal and political

•        Governance

We discuss some of the key areas of risk below:

Audit and financial risk management

We emphasize financial risk management as part of our normal operations to manage and mitigate financial risk. Management continually monitors and evaluates our risk management activity, including our banking exposure, exposure to counterparties and current mark-to-market financial contracts.

Our objective is to manage certain risks against adverse price movements so revenues are more predictable. We may use hedging from time to time to protect cash flows, including when we undertake significant projects or have specific debt servicing requirements.

Sustainability, health and safety risk management

Adhering to sustainability and health and safety standards is a high priority. Protecting the health and safety of our workers is paramount, and we incent senior management to focus on:

•        creating a culture where health and safety is paramount and never compromised

•        ensuring strong results in safety, health and environment

•        monitoring and reporting health and safety performance

•        monitoring our compliance with legislative, regulatory and corporate standards for environmental, health and safety practices and issues

•        monitoring compliance with the company’s human rights code, available on our website

•        recognizing and rewarding responsible behaviour.

The board assesses the performance of the named executives and other members of the senior management team throughout the year during specific business reviews, committee meetings, site visits and regular updates on strategy development, safety, health and environmental results, business controls, and other areas that are critical to our general performance and sustainability.

Additional risk

Compensation risk

The compensation committee works with its outside advisor to ensure our compensation governance framework reflects good business practices. See page 31 for details about compensation risk management.

•      Anti-hedging policy — Our anti-hedging policy strictly prohibits officers, directors and employees from engaging, either directly or indirectly, in the purchase of instruments that are designed to directly hedge or offset a decrease in the market value of Yamana’s common shares or other securities, including pre-paid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities. We are not aware of any directors, officers or employees who have engaged in this kind of activity.

•      Clawback policy — We do not have a policy at this time but continue to monitor regulatory changes. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed.

You can read more about our principal risks in the 2016 AIF on our website (www.yamana.com) and on SEDAR (www.sedar.com).

Succession planning

We have short-term contingency plans and longer-term succession plans for our senior management team.

The board is responsible for:

•        ensuring we have an orderly succession plan for the Chairman and CEO

•        reviewing the succession plan for the senior management team that the Chairman and CEO manages

•        ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Chairman and CEO or any other member of senior management.

To assist the board, the Chairman and CEO reviews succession planning for each named executive on an ongoing basis and shares his views with the board from time to time. He considers our future business strategy, the core skills and experience required to carry out the strategy, gender balance and the abilities of each individual when identifying potential successors for advancement to more senior roles.

The board discusses the management succession plans, which identify potential short and longer-term successors to the CEO and potentially other executive management positions, and monitors governance developments with the combined Chairman and CEO position as part of the succession planning process.

Diversity

[sidenote]

Diversity policy

Our diversity policy recognizes our commitment to the principles of diversity and the importance of diverse cultural and geographic backgrounds, age, skills and experience and gender diversity when considering potential director and senior leadership candidates, including executive officers, who have the core skills and qualities for serving on our board or executive management team. The board works with the corporate governance and nominating committee when assessing candidates and considers all of these characteristics, consistent with our diversity policy.

Board diversity

A board that has a strong mix of financial, accounting and other skills, combined with business, industry and political experience, geographic representation and gender balance, provides for more effective oversight and decision-making to support our future growth.

We look for particular skills and attributes in director candidates as well as key skills and experience.

Directors must have seven core qualities and skills:

•        financial literacy

•        integrity and accountability

•        ability to engage in informed judgment

•        governance

•        strategic business development

•        excellent communication skills

•        ability to work effectively as a team

Directors must also have strong business experience at a senior executive level and previous board experience, as set out in the skills matrix on page 75. The corporate governance and nominating committee updates the skills matrix every year to assist with director searches to enhance the board’s profile and technical skills.

The committee considers male and female candidates with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee works with the board to define specific criteria that would enhance the board’s profile and strong technical skills. It has worked with an external search firm to assemble a broad pool of qualified candidates and selects the strongest candidates to meet with the board.

As a result, in 2014, we appointed two new female directors. Both women have strong financial and international business experience. Christiane Bergevin is a senior executive in financial services with extensive experience in finance, engineering and construction. Jane Sadowsky is a former finance and investment banking executive with extensive US and international experience in electricity and other sectors and is also an NACD Governance Fellow.

In February 2017, Kimberly Keating, a Professional Engineer with nearly 20 years of experience in the Canadian energy industry, was appointed to the board and is standing for election for the first time. Ms. Keating brings a wealth of strategic, risk assessment, policy and technical expertise to the board and has held positions ranging from engineering design to construction, commission, production operations and field development.

Three of this year’s 11 nominated directors (27%) are women.

Given gender balance is one of our criteria for diversity, we have adopted a formal goal of at least 40% for gender diversity on our board. We believe it is critical to assemble an overall mix of skills for a strong and effective board and believe this can be achieved even with targets for gender diversity. The corporate governance and nominating committee reviews the diversity policy annually and assesses our diversity progress. The committee continues to monitor the issue and discusses the matter with the board on an ongoing basis. We anticipate being able to achieve our goal for board diversity before our 2018 annual meeting of shareholders.

Leadership diversity

We are committed to the principles of diversity and the importance of gender diversity and diverse cultural and geographic backgrounds, age, skills and experience in building a strong leadership team. We have not adopted a formal goal for gender diversity on our senior leadership team at this time, but continue to consider it.

Our senior management team includes 13 women who are director level and above, representing 20 percent of our executive team.

The table below shows the change in our leadership diversity over the past three years:

	2014	2015	2016
Senior vice presidents	1	1	1
Vice presidents	3	3	2
Directors	6	10	10
% of women in management	18%	22%	20%

In an effort to increase diversity in senior leadership roles, our Human Resources group ensures that all job postings are gender neutral and we instruct all third-party recruitment advisors to present a diverse list of candidates.

Our leadership development program is competency based to drive improvement in leadership effectiveness. The program is aimed at producing measurable and sustainable results for each leader through our core leadership characteristics:

1.              Act with Honour and Integrity

2.              Build a High Performance Culture

3.              Inspire, Communicate, and Engage

4.              Create Alignment and Accountability

5.              Focus on Actions and Outcomes

6.              Drive Profit and Efficiencies

7.              Build Strategic Partnerships and Relationships

8.              Exhibit Superior Technical and Functional Skills

SERVING AS A DIRECTOR

Ethical conduct

We expect directors to use sound judgment, avoid conflicts of interest and to always act in our best interests.

Directors must disclose to the Chairman and CEO any conflict of interest he or she may have and recuse themselves from any board deliberations on the matter.

We adopted a Code of Conduct (code) that applies to all directors, officers, employees and any third party acting on our behalf or representing Yamana such as contractors, agents and consultants.

The code signifies Yamana’s commitment to conducting business in accordance with the letter and spirit of the law and high standards of ethical business conduct. It governs all aspects of Yamana’s business, including governing fair competition, conflicts of interest, anti-corruption practices, and community and political involvement. The corporate governance and nominating committee reviews the code and other governance policies, and monitors compliance with the code by ensuring that all directors, officers, employees and contractors in all jurisdictions where we operate receive and familiarize themselves with the code and acknowledge their support and understanding of it. In addition, the company has adopted a Human Rights Code that reflects the company’s commitment to acting in accordance with Voluntary Principles on Security and Human Rights and requires the same adherence from its service providers. A copy of our Human Rights Code is available on our website.

All employees are required to complete online training and annually certify that they:

•        understand and agree to abide by the code

•        will seek guidance if they are ever in doubt as to the proper course of conduct

•        will report any action that appears inconsistent with the standards set out in the code

•        are in compliance with the code, and

•        are not aware of any potential misconduct under the code that has not been reported to appropriate Yamana management.

Any incident of non-compliance must be reported immediately in accordance with the code. There are various communication channels which can be used to report any potential or suspected violations of the code, law, regulation or policy, including concerns about accounting internal controls over financial reporting or other auditing matters. We have also established the Yamana Integrity Helpline, which is available in all languages and jurisdictions we operate in, so anyone can make a report anonymously via the website or a toll-free phone number.

A copy of the code is available on our website (www.yamana.com) and on SEDAR (www.sedar.com). The code is available in English, Spanish and Portuguese.

The board takes steps to ensure that directors and executive officers exercise independent judgment when considering transactions and agreements. It makes sure that directors and officers are familiar with the code and, in particular, the rules concerning reporting conflicts of interest. As of this date of this circular, no informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction or proposed transaction that has had or will have a material effect on Yamana or any of our subsidiaries.

Attendance

We expect directors to attend all board meetings and all of their committee meetings in person, although they can attend by telephone in certain circumstances. We also expect directors to prepare thoroughly for each meeting (including a full review of all materials sent in advance) and to stay for the entire meeting and actively participate in the deliberations and decisions.

If there are unforeseen circumstances and a director is unable to attend a meeting, he or she is expected to contact the Chairman and CEO or the Corporate Secretary as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

We have a strict attendance policy:

•        Directors who are residents of Canada or the United States and are unable to attend at least 75 percent of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee. This policy is only waived in exceptional circumstances.

•        Directors who are residents of other countries and are unable to attend at least 60 percent of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee.

The policy allows us to attract director candidates who offer substantial value and skills but have significant travel burdens.

Share ownership

We require directors to hold equity in Yamana so their interests are aligned with those of our shareholders. Directors must hold three times their annual board retainer and they have three years to meet the requirement.

We value their shareholdings using the market value or book value, whichever is higher. You can read more about director share ownership on page 64.

Other directorships

We do not limit the number of public company directorships, but we consider other boards and commitments when assessing suitable director candidates to make sure they can dedicate the appropriate time, energy and focus to Yamana’s board.

We have one board interlock (see page 10) and one director, Mr. Davidson, serves on more than five other public company boards. The other boards include small-cap companies, with fewer regular board responsibilities. Mr. Davidson is a highly valuable member of Yamana’s board, with significant mining industry and executive leadership experience. He has attended all board and committee meetings of which he is a member and we do not believe there is an issue with his current number of board roles.

Skills matrix

The corporate governance and nominating committee assesses the composition of the board using a skills matrix, which it formally prepared for the director search in 2014 and updates annually to reflect specific criteria, including categories of business experience that would enhance the board’s profile and technical skills. The committee initiated a search for male and female candidates with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The result was two highly qualified female candidates — Christiane Bergevin and Jane Sadowsky — who were nominated as directors and have served on the board since 2014. In February 2017, the board appointed another female director to the board — Kimberly Keating, a Professional Engineer who brings strong technical and project management skills to the board.

		Business experience								Diversity				Board committee experience
	Senior level executive	Natural Resources / Energy	Risk management	Sustainability	Finance / Accounting	Capital markets	International business	Governance	Project management	Gender	Age	Nationality	Board experience	Audit	Governance	Sustainability	Compensation

John Begeman	✓	✓	✓	✓	✓	✓	✓		✓	M	62	US	✓	✓		✓	✓
Christiane Bergevin	✓	✓	✓	✓	✓		✓	✓	✓	F	54	Canadian	✓	✓	✓	✓
Alexander Davidson	✓	✓	✓	✓		✓	✓		✓	M	65	Canadian	✓	✓		✓	✓
Richard Graff	✓	✓	✓		✓			✓		M	70	US	✓	✓	✓		✓
Kimberly Keating	✓	✓	✓	✓			✓	✓	✓	F	44	Canadian	✓	✓	✓	✓
Nigel Lees	✓	✓			✓	✓	✓	✓		M	73	Canadian	✓	✓	✓		✓
Patrick Mars	✓	✓			✓	✓	✓	✓		M	76	Canadian	✓	✓	✓	✓	✓
Carl Renzoni	✓	✓			✓	✓	✓	✓		M	78	Canadian	✓	✓	✓
Jane Sadowsky	✓	✓			✓	✓	✓	✓		F	55	US	✓	✓	✓
Dino Titaro	✓	✓	✓	✓		✓	✓	✓	✓	M	65	Canadian	✓		✓	✓	✓

Director education

The corporate governance and nominating committee is responsible for director development and the Chairman and CEO provides input as appropriate.

Orientation

The corporate governance and nominating committee is responsible for ensuring that new directors receive appropriate orientation and education when they join the board. This includes:

•        written information about the duties and obligations of directors

•        information about our business and operations

•        opportunities for meetings and discussion with senior management and other directors.

Continuing education

The board believes in the importance of ongoing director education and the need for each director to be personally responsible for this process.

Each director receives a reference book that contains various policies and other company information. The corporate governance and nominating committee also conducts the following activities as part of the continuing education program:

•        periodically canvasses the directors to determine their training and education needs and interests

•        arranges site visits for directors to see our facilities and operations

•        arranges funding for directors to attend seminars or conferences of interest and relevant to their position as a director and member of our board committees

•        encourages and facilitates presentations by outside experts to the board or committees on topics of particular importance or emerging significance.

The table below is a summary of our 2016 continuing education program for directors. In 2016 we focused on providing more educational opportunities on risks relating to board oversight, the environment, cyber security and governance based on feedback from directors. Each board member also attends various continuing education sessions on their own. For example, Jane Sadowsky attended various corporate strategy, compliance and governance sessions totaling 67.5 hours in 2016, and Richard Graff attended various seminars on key financial reporting and risk considerations for board and audit committee members, updates on regulatory compliance, corporate governance trends and international accounting topics, totaling 54.5 hours in 2016.

Date	Presenter	Topic	Directors attended
May 16-19, 2016	Management	Sustainability Committee mine tours (Minera Florida and El Peñόn)	Sustainability Committee (John Begeman, Alexander Davidson, Dino Titaro)

August 16, 2016	Rick Wilson, PWC Cyber Security	Cybersecurity Update	Board (John Begeman, Christiane Bergevin, Alexander Davidson, Richard Graff, Nigel Lees, Peter Marrone, Patrick Mars, Carl Renzoni, Dino Titaro and Jane Sadowsky)

August 16, 2016	John Ormond, Yamana	Fraud Awareness & Prevention	Board (John Begeman, Christiane Bergevin, Alexander Davidson, Richard Graff, Nigel Lees, Peter Marrone, Patrick Mars, Carl Renzoni, Dino Titaro and Jane Sadowsky)

September 26-28, 2016	Management	Board mine tours (Minera Florida and El Peñόn)	Board (Christiane Bergevin, Richard Graff, Nigel Lees, Jane Sadowsky — El Peñόn) (Jane Sadowsky — Minera Florida)

October 12, 2016	Management	Sustainability mine tours (Malartic)	Sustainability Committee (Christiane Bergevin, John Begeman, Alexander Davidson, Dino Titaro)

December 12-14, 2016	Management	Strategy session	Board (John Begeman, Christiane Bergevin, Alexander Davidson, Richard Graff, Nigel Lees, Peter Marrone, Carl Renzoni, Dino Titaro and Jane Sadowsky)

Board assessment

The board has a formal process for assessing board and committee performance and the contribution of individual directors every year. The corporate governance and nominating committee carries out the assessment to determine overall effectiveness and to identify areas it may need to enhance when recruiting new director candidates for nomination to the board.

The process includes director and committee questionnaires, combined with one-on-one discussions with the Chairman of the Board about board operations and the performance of each director. The Chairman and chair of each committee also have self-assessment discussions where directors are encouraged to suggest ways for improving board or committee practices. The assessment also includes a review of the contributions by individual directors, independence qualifications, and skills and experience in the context of the needs of the board.

The chair of the corporate governance and nominating committee summarizes the questionnaire responses and distributes the report to the directors for discussion.

The increase in female directors in 2014, adding a female director nominee in 2017 as well as the creation of the new risk and opportunities committee of the board in 2016 are recent outcomes of the board assessment process.

Term limits

We currently do not have term limits because we recognize the value and depth of knowledge that longer serving directors bring to the board. Yamana is also a young company, and continuity of board service has been important in overseeing our growth into an international mining company.

The corporate governance and nominating committee continues to review the matter and will recommend changes to the board as appropriate.

Retirement policy

Directors must tender their resignation to the board when they turn 75. The corporate governance and nominating committee will review the matter and recommend to the board whether or not to accept the resignation. The board will consider the circumstances and make its decision within 90 days. The nominated director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can, subject to any corporate law restrictions, appoint a new director to fill the vacancy.

Carl Renzoni and Patrick Mars tendered their resignations when they turned 75. The committee and the board reviewed the matter and decided to extend their terms because of their extensive corporate and the mining industry experience and knowledge of the company given their tenure on the board. As a result, each of them is standing for re-election in 2017. However they have both indicated they will remain on the board for no longer than one year, until the next shareholder meeting, or will step down from the board during the year as part of the board’s refreshment. When they retire, both directors will hold a non-voting emeritus role to mentor new directors and provide ongoing support for board reviews and other matters relating to the company.

Board renewal

The corporate governance and nominating committee consists entirely of independent directors and has developed a long-term plan for board composition that is based on our strategic direction, skills matrix and other factors.

Director independence, the competencies and skills of the board, core skills and qualities, the current strengths, skills and experience of each director, as well as each director’s personality and other qualities they bring to the dynamics of an effective board, are all factors that the committee takes into consideration when recruiting director candidates.

Directors suggest potential candidates to the Chairman or members of the corporate governance and nominating committee from time to time, but a formal evergreen list is not maintained. Occasionally, external search firms are consulted and relied upon for introductions to or vetting of potential candidates.

5. Other information

Liability insurance

We have liability insurance to protect our directors and executive officers and Yamana against any liability they may incur while serving in this capacity for Yamana or any of our subsidiaries. Our total coverage is $145 million and our total premiums were $882,023 in 2016. The policies carry a deductible of $3,000,000 for any securities law claims, $250,000 for employment practices liability claims and $500,000 for all other claims.

Loans to directors and executive officers

We do not make personal loans or extend lines of credit to our directors or executive officers to purchase securities or for any other purpose. We did not have any loans outstanding to them or any of their associates in 2016 or as of the date of this circular.

In addition, none of our current or former directors, executive officers or employees have loans that are the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Yamana or any of our subsidiaries.

Additional information

You can find additional financial information in our comparative financial statements and MD&A for the fiscal year ended December 31, 2016, in our 2016 annual report to shareholders and included with this circular. You can also access a copy and other information about Yamana on our website (www.yamana.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov).

You can also request a copy from our Senior Vice President, General Counsel and Corporate Secretary by calling 416.815.0220 or sending an email to investor@yamana.com.

About non-GAAP and other measures and additional line items or subtotals in financial statements

We use non-GAAP measures to supplement our financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS).

These include:

•                  co-product cash costs per ounce of gold produced

•                  co-product cash costs per ounce of silver produced

•                  co-product cash costs per pound of copper produced

•                  co-product all-in sustaining cash costs per ounce of gold produced

•                  co-product all-in sustaining cash costs per ounce of silver produced

•                  co-product all-in sustaining cash costs per pound of copper produced

•                  EBITDA

•                  adjusted EBITDA.

We believe that these measures, when considered together with measures determined in accordance with IFRS, help investors better evaluate our underlying performance. Non-GAAP measures do not have a standardized meaning prescribed under IFRS, and our definitions may not be comparable to similar measures presented by other companies. The measures are intended to give investors supplementary information and should not be considered on their own or as a substitute for measures of performance prepared in accordance with IFRS.

Management determines the components of non-GAAP measures and evaluates other measures from time to time based on new items and transactions, a review of use by investors and new regulations as applicable. Any changes to the measures are duly noted and applied retrospectively as applicable.

Cash costs and all-in sustaining costs (AISC)

The company discloses “cash costs” because it understands that certain investors use this information to determine the company’s ability to generate earnings and cash flows for use in investing and other activities. The company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms co-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Co-product cash costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The company believes that such measure provides useful information about the company’s underlying cash costs of operations. Cash costs are computed on a co-product basis.

Beginning January 1, 2015, the company realigned key performance indicators (KPIs) to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce. Silver production is no longer treated as a gold equivalent. The company reports production and cost information for gold, silver and copper separately.

With this realignment, the KPIs are as follows:

•                  Cash costs of gold and silver on a co-product basis —  shown on a per ounce basis

•                  Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

•                  The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period

•                  Cash costs of copper on a co-product basis — shown on a per pound basis

•                  Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

Co-product all-in sustaining cash costs

All-in sustaining cash costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the company’s cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

Co-product all-in sustaining cash costs (AISC) reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Co-product cash costs per ounce of gold and silver produced, and co-product AISC per ounce of gold and silver produced are from continuing operations and, as applicable, exclude Mercedes and Ernesto/Pau-a-Pique, a discontinued operation.

The following tables provide a reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Consolidated Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, and to co-product AISC of gold produced, co-product AISC of silver produced and co-product AISC of copper produced. The table also presents total cost of sales on a per ounce or pound sold and co-product cash costs and co-product AISC on a per ounce or pound produced basis.

Beginning January 1, 2016, the company revised its definition of cash costs to include, in addition to mine site direct costs, all previously unallocated general and administrative expenses related to the mine site. Additionally, the company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes. Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

Total cost of sales in the following reconciliations to co-product cash costs and co-product AISC agrees to the consolidated statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA is a non-GAAP financial measure, which excludes the following from net earnings / (loss):

•                  net finance expense

•                  income tax expense

•                  depletion, depreciation and amortization, and

•                  impairment and impairment reversals of mining properties and non-operating mining properties.

The company discloses EBITDA as a valuable indicator of the ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. The company believes that in addition to conventional measures prepared in accordance with IFRS, and certain investors use EBITDA for this purpose in evaluating the company’s performance. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or EBITDA multiple that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

EBITDA is intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Additionally, the company’s definition is unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA

Adjusted EBITDA further expands on the definition of EBITDA by removing the impact of non-recurring items, items not related to or having a disproportionate effect on results for a particular period and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) reorganization costs, (c) non-recurring provisions, (d) (gains) losses on sale of assets, etc. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Adjusted EBITDA is intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Additionally, the company’s definition is unlikely to be comparable to similar measures presented by other companies.

Additional line items or subtotals in financial statements

The company uses the following line items and subtotals in the financial statements as contemplated in IAS 1 Presentation of Financial Statements:

•                  Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

•                  Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•                  Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•                  Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. As the company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the company’s cash flows from operating activities and are considered to be meaningful in evaluating the company’s past financial performance or the future prospects.

Forward-looking statement advisory

This circular contains forward-looking statements and forward-looking information under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to statements with respect to: the company’s new executive compensation framework; the company’s ongoing commitment to shareholder engagement and plans to disclose the levels of shareholder engagement and the outcome of discussions with shareholders in the management information circular for the next annual meeting of shareholders; the company’s plans to implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed; expected changes to the business and corporate development measures of the company’s corporate performance score; the impact of changes in metal prices on the company’s cash flow; the company’s belief that a strong balance sheet will enable the company to more freely pursue corporate objectives and strategic interests; and the company’s belief that well-implemented HSEC systems will reduce risk and improve the company’s HSEC performance Forward-looking statements are characterized by words such as plan, expect, budget, target, project, intend, believe, anticipate, estimate and other similar words, or statements that certain events or conditions may or will occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the company’s expectations in connection with the production and exploration, development and expansion plans at the company’s projects discussed herein being met, the impact of proposed optimizations at the company’s projects, the impact of the proposed new mining law in Brazil and the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the company’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of providing information about management’s current expectations and plans.

Appendix

Charter of The Board of Directors

Dated as of March 17, 2015

1.                                      General

The Board of Directors (the “Board”) is responsible for the stewardship of Yamana Gold Inc. (the “Company”), for the general supervision of the management of the business and affairs of the Company, and for acting in the best interests of the Company and its shareholders.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through the delegation to its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company. Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present.

2.                                      Composition

The Board shall be constituted at all times of a majority of “independent directors” in accordance with applicable legal requirements, including the requirements of National Policy 58-201 Corporate Governance Guidelines and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time.

In addition, at least three of the independent directors shall be “independent” in accordance with applicable legal requirements for service on an audit committee.

3.                                      Responsibilities

The Board’s responsibilities shall include:

•                                          Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•                                          The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•                                          Overseeing the fair reporting of the Company’s financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company including reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, the annual information form and the management information circular.

•                                          Enhancing congruence between shareholder expectations, Company plans and management performance.

•                                          Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•                                          Satisfying itself as to the integrity of the Chief Executive Officer and other officers and that such officers create a culture of integrity throughout the organization.

•                                          The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•                                          Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Company’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on the Company’s website.

•                                          Obtaining periodic reports from management on the Company’s operations.

•                                          Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•                                          The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; (iii) compensation of officers and senior employees; and (iv) sustainability.

•                                          With the assistance of the Corporate Governance and Nominating Committee:

•                                          Developing the Company’s approach to corporate governance.

•                                          Reviewing the composition of the Board and ensuring it respects its independence criteria.

•                                          The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

•                                          Reviewing and approving annual disclosure of the Company’s corporate governance policies.

•                                          Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

•                                          Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

•                                          Approving and revising periodically the Company’s Code of Conduct (the “Code”) and other corporate governance policies (“Policies”), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

•                                          With the assistance of the Audit Committee:

•                                          Ensuring the integrity of the Company’s internal controls and management information systems.

•                                          Ensuring the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

•                                          Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

•                                          Reviewing the Company’s insurance program to ensure adequacy of coverage.

•                                          Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

•                                          Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

•                                          Assessing the independence of the auditors.

•                                          With the assistance of the Compensation Committee:

•                                          Reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer’s (“CEO”) compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and recommending to the Board with respect to the CEO’s compensation level based on this evaluation.

•                                          Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

•                                          Reviewing executive compensation disclosure before the Company publicly discloses such information.

•                                          With the assistance of the Sustainability Committee:

•                                          Reviewing and monitoring the sustainability, health, safety and environment policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws and legislation.

•                                          Reviewing and approving annual disclosure of the Company’s sustainability, health, safety and environmental policies and activities.

•                                          Developing a corporate culture of environmental responsibility and awareness as to the importance of health and safety.

4.                                      Miscellaneous

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.